

Annual Report 2012

Supreme
INDUSTRIES, INC.

Delivers


Supreme
INDUSTRIES, INC.


SUPREME
SUPREME


SUPREME

Contents

Corporate Profile

Supreme Industries, Inc. is a leading manufacturer of specialized commercial vehicles including truck bodies, buses, and armored vehicles. Based in Goshen Indiana, the Company has operations nationwide including five manufacturing facilities, and two sales and service facilities. In order to serve major geographic markets, these facilities are positioned at strategic locations across the continental United States.

Company Information

A copy of Form 10-K filed with the Securities and Exchange Commission is included herein. Additional copies may be obtained without charge upon written request to the Chief Financial Officer at the corporate offices or via the Internet at the SEC EDGAR site (http://www.sec.gov). In addition, "street name" holders who wish to receive financial information on a timely basis, directly from the Company, are invited to convey this request to the same party.

Supreme
INDUSTRIES, INC.

SUPREMEind.com

For the past two years, we have taken decisive action to restore Supreme's profitability and manage the organization in a more integrated manner. These efforts were unmistakably reflected in our 2012 financial results with sharply higher profit margins and net income. We view these accomplishments as an early chapter in our long-term mission to consistently advance the Company's profitability, market position, operating efficiency and financial condition.

Year in Review

Consolidated net sales for the year were $286.1 million, down 4.7% from $300.4 million in 2011. Despite the lower sales volume, gross profit grew to $43.5 million, an increase of 34% from the $32.5 million reported last year. As a percent of sales, gross profit increased 4.4 percentage points, from 10.8% in 2011 to 15.2%—the highest gross margin percentage generated by the Company since 1998. Net income for 2012 surged to $11.8 million, or $0.77 per diluted share, compared with $0.8 million, or $0.05 per diluted share, in 2011.

Market Overview

Supreme has earned a reputation for quality by supplying customers with trucks, buses and specialty vehicles that deliver the highest value in the industry and feature the latest manufacturing materials, engineering technologies and design. We have always focused on providing exceptional vehicles that stand the test of time and the wear and tear of commercial service. The quality of our products has never been better, and we continue to develop new and innovative designs and materials to satisfy evolving transportation needs.

We have improved the manner in which we analyze and account for input costs, and fully appreciate the impact volumes will have on margins for various manufacturing runs. This has resulted in more accurate pricing and quoting practices for our customers. Moreover, by administering escalator clauses in our contracts—subject, to a certain degree, to the competitive landscape—there is less likelihood that fluctuations in raw-material prices will significantly harm future profits.

Sales in the truck product line were off 3% year over year, reflecting our strategy to avoid business not meeting our margin criteria. We are concentrating on satisfying customers who genuinely appreciate on-time delivery of high-quality products, along with enhancing our manufacturing team's responsiveness to unique end user demands. Through these efforts, we believe we have developed a sustainable model for profitable growth, and the inspiring surge in our earnings capacity reinforces confidence in this strategy.

Bus sales declined 14% compared with 2011. This market continues to be negatively impacted by constrained state and municipal budgets, leading to softened demand. In turn, some suppliers are choosing to heavily discount their products in order to win bids. To address these pricing pressures, we have initiatives that entail reducing material content and production costs to remain competitive without sacrificing margins. We believe we are maintaining consistent market share in this product line; however, we are not inclined to chase business with unhealthy margins.

Armored sales declined 12% due to lower government procurements, which is affecting our business with the Department of State. On the other hand, we are encouraged by our success at securing more orders from the cash-in-transit industry, as well as ongoing development of new products and customer relationships to offset declining government business.

Operating Efficiency

During the year, we improved our manufacturing and scheduling practices, which benefited our sourcing, tracking and management of material and labor costs, pushing more revenue to the bottom line.

Furthermore, instituting an improved production flow allowed Supreme to maintain accurate, on-time delivery for large fleet runs, while simultaneously permitting it to successfully accommodate and satisfy smaller retail and higher-margin specialty jobs.

Capital Investments

Capital outlays totaled $13.2 million during the year, as the Company invested $6.1 million to exercise purchase options for two leased facilities and $7.1 million in facility enhancements and equipment upgrades that, among other benefits, improved managerial control functions. Initiatives included implementing perpetual inventory and standard costing systems to provide better inventory management with the ability to analyze and identify areas for cost improvement.

These investments are positioning Supreme for long-term sustainable and profitable growth, as well as building a stronger company with depth of management.

Financial Condition

As expected, our financial condition is much improved from that of only a few short years ago, a positive indicator that our mission and strategy are on track and producing tangible benefits. On the strength of improved earnings, stockholders' equity increased 22% to $67.2 million, or $4.41 per share, at Dec. 29, 2012. Debt at year-end fell 11% to $14.1 million, despite the $13.2 million in capital outlays. Net cash provided by operating activities during 2012 totaled $12.4 million. Our debt to equity improved from 29% to 21% at year-end 2011 versus 2012. In the final quarter of the year, Supreme entered into a five-year secured cash flow credit agreement, increasing its line of credit to $45 million with improved liquidity, availability and interest rate pricing.

Starting in 2013, the Company will begin to accrue income taxes because previous years' federal net operating losses have been fully utilized. On a pro-forma basis, if we apply our estimated normalized tax rate to 2012 operating income, our after-tax earnings would have been $7.9 million and our earnings per share would have been $0.52.

In closing, we are proud of our accomplishments in 2012, which improved virtually every level of the organization. This is a testament to the dedication and hard work of our employees, whose efforts we genuinely appreciate. In 2013 and beyond, we look forward to sustaining and expanding on Supreme's success, and exploring the numerous opportunities we see before us. We are committed to improving shareholder value and we are grateful for the untiring support of all of our Company's constituents.

Sincerely,



Herbert M. Gardner
Chairman of the Board



Matthew W. Long
Chief Financial Officer &
Interim Chief Executive Officer

Supreme INDUSTRIES, INC.

SUPREMEind.com

Truck Manufacturing Facility



With the completion of our state-of-the-art Truck and Bus manufacturing facilities in Goshen, Indiana, Supreme believes that this is a key part of our continuing efforts to deliver high-quality products.

Investing corporate wide in consolidating and improving our manufacturing facilities, we have streamlined our processes and continue to set ourselves apart as the industry leader.


Supreme
INDUSTRIES, INC.

SUPREMEind.com

Supreme has been able to increase efficiency from having all of our bus product lines under one roof. The work for cutaway, heavy duty, and trolley lines all flow smoothly to deliver a timely product.

Buses and trolleys are built by production teams in a clean, bright, and superior work environment, which increases worker's satisfaction and increases the quality of our vehicles.



Supreme INDUSTRIES, INC.

SUPREMEind.com

Supreme's **Signature Van Body** is the premiere dry freight van body on the market and is used by industries such as general delivery, package delivery, truck rental and leasing, home delivery, office supply delivery, expediting companies, and municipalities.

Supreme brings together the best of the best with our Signature Body. And we set a standard by backing it all with our comprehensive 3-year/36,000-mile warranty.


ISUZU

Supreme
INDUSTRIES, INC.

SUPREMEind.com



Iner-City™ Cutaway Vans are a popular choice for cargo delivery, including parcel delivery, general delivery, home delivery, appliance delivery, truck rental and construction related companies.



Dependability and quality are engineered into the **Kold King** refrigerated van body. Fully customizable, the Kold King can be engineered for any temperature, delivery, or refrigeration need.



The **Spartan® Service Van** is a workshop on wheels offering a secure workspace, outside compartments for tools or equipment and job site protection from the weather.



The **Spartan® Cargo Van** offers the maneuverability of an OEM cargo van with increased cargo capacity and the ability to stand up when loading and unloading.

Supreme INDUSTRIES, INC.

SUPREMEind.com

The **Senator Shuttle Bus** has been engineered for excellence. Its quality construction with its fiberglass reinforced sidewalls eliminate exterior noise and provide a rugged defense to difficult road conditions. The Senator's smooth aerodynamic styling with a Para-transit option is the marriage of form and function.


SENATOR
SUPREME

Supreme
INDUSTRIES, INC.

SUPREMEind.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 29, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER: 1-8183

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**75-1670945**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
2581 E. Kercher Road **Goshen, Indiana**	**46528**
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (574) 642-3070

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Name of each exchange on which registered:
Class A Common Stock ($.10 Par Value)	NYSE MKT

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based on the last closing sale price of $3.91 per share for the common stock on the NYSE MKT on such date, was approximately $46,948,258.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Class	Outstanding at March 15, 2013
Class A Common Stock ($.10 Par Value)	13,557,749 shares
Class B Common Stock ($.10 Par Value)	1,716,937 shares

Documents incorporated by reference

Listed below are documents, parts of which are incorporated herein by reference, and the part of this report into which the document is incorporated:

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders – Part III

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

History

Supreme Industries, Inc., a Delaware corporation (the "Company," "Supreme" or "we"), is one of the nation's leading manufacturers of specialized vehicles including truck bodies, buses, and armored and specialty vehicles. The Company was originally incorporated in 1979.

In January of 1984, Supreme Corporation, the Company's wholly-owned operating subsidiary, was formed to acquire a company engaged in the business of manufacturing, selling, and repairing specialized truck bodies, buses, and related equipment.

During 2012, several legal entity restructuring transactions occurred as a result of which Supreme Corporation, a Texas corporation, became the Company's principal subsidiary. As part of these restructuring transactions, several operating and real estate entities became wholly-owned subsidiaries of Supreme Corporation. This corporate restructuring was undertaken to provide the Company a more effective structure for purposes of efficient management and measurement of business operations.

Financial Information about Operating Segments

The Company has two operating segments — specialized vehicles and fiberglass products. The fiberglass products segment does not meet the quantitative thresholds for separate disclosure. See segment information in Note 1 - Nature of Operations and Accounting Policies, of the Notes to Consolidated Financial Statements (Item 8).

General Description of the Company's Business

Supreme competes in two core areas of the specialty vehicle market, truck bodies and buses. Supreme manufactures a truck body or bus body that is attached to a truck chassis. The truck chassis, which consists of an engine, drivetrain, a frame with wheels, and in some cases a cab, is manufactured by third parties which are major automotive or truck companies. Such companies typically do not build specialized truck bodies. Supreme is the only major manufacturer that produces both truck and bus bodies. Some examples of specialized vehicles that are not manufactured by Supreme are dump bodies, utility bodies, and garbage packers.

Supreme offers a wide range of truck products with prices that range from $4,000 to more than $100,000. Supreme's truck bodies are offered in aluminum, fiberglass reinforced plywood ("FRP"), FiberPanel®, SignaturePlate, or molded fiberglass construction. Most of our products are attached to light-duty truck chassis and medium-duty chassis. Supreme integrates a wide range of options into its truck bodies including liftgates, cargo-handling equipment, customized doors, special bumpers, ladder racks, and refrigeration equipment. Supreme is primarily a build-to-order operation with very limited production occurring in anticipation of pending orders.

The following table shows net sales contributed by each of the Company's continuing operation product categories:

	2012	2011	2010
Specialized vehicles:			
Trucks	$ 211,971,626	$ 218,927,753	$ 122,489,740
Buses	55,025,147	60,640,186	69,951,326
Armored vehicles	16,180,244	18,505,470	24,860,607
	283,177,017	298,073,409	217,301,673
Fiberglass products	2,963,095	2,287,280	3,848,426
	$ 286,140,112	$ 300,360,689	$ 221,150,099

The following is a brief summary of Supreme's products:

Signature Van bodies. Supreme's Signature Van bodies range from 10 to 28 feet in length with exterior walls assembled from one of several material options including pre-painted aluminum, FRP panels, FiberPanels®, or SignaturePlate. Additional features include molded composite front and side corners, LED marker lights, sealed wiring harnesses, hardwood or pine flooring, and various door configurations to accommodate end-user loading and unloading requirements. This product is adaptable for a diverse range of uses in dry-freight transportation.

Iner-City® cutaway van bodies. An ideal route truck for a variety of commercial applications, the Iner-City bodies are manufactured on cutaway chassis which allow access from the cab to the cargo area. Borrowing many design elements from Supreme's larger van body, the Iner-City is shorter in length (10 to 18 feet) than a typical van body.

Spartan service bodies. Built on the cutaway chassis out of durable FRP, the Spartan Service Body is a virtual workshop on wheels. In lengths from 10 to 14 feet, the Spartan's selection of compartments, shelves, doors, and pre-designed options provides job-site protection from the weather while offering a secure lockable workspace.

Spartan cargo vans. Built on a cutaway chassis and constructed of FRP, the Spartan Cargo Van provides the smooth maneuverability of a commercial van with the full-height and spacious cargo area of a truck body. In lengths of 10 to 14 feet and available with a variety of pre-designed options, the Spartan Cargo Van is a bridge product for those moving up from a traditional cargo van into the truck body category.

Kold King® insulated van bodies. Kold King insulated bodies, in lengths of up to 28 feet, provide versatility and dependability for temperature controlled applications. Flexible for either hand-load or pallet-load requirements, they are ideal for multi-stop distribution of both fresh and frozen products.

Stake bodies. Stake bodies are flatbeds with various configurations of removable sides. The stake body is utilized for a broad range of agricultural and construction industries transportation needs.

Armored SUVs. Supreme's armored SUV products offer the same outside appearance and interior as a stock model SUV, but with armored protection against hostile fire. These protective vehicles are used both abroad by governmental agencies and for various domestic applications.

Armored trucks and specialty vehicles. Supreme is one of the largest makers of cash-in-transit vehicles as well as SWAT rapid deployment vehicles, prisoner transport vehicles, and a variety of other security vehicles.

Shuttle buses. Shuttle buses (Senator and Candidate) have seating capacities for 12 to 29 people and are offered with a variety of seating arrangements and with options such as wheelchair lifts, custom interiors, and special exterior paint schemes. The shuttle bus line features an aerodynamic exterior design and is intended for use by hotels, nursing homes, car leasing companies, and airport-related users.

Mid-size buses. Supreme's mid-size buses (President and Ambassador) are offered in lengths of up to 31 feet with capacities of up to 35 passengers. This product serves the public transit and tour markets as well as end users such as universities and various sport franchises.

Trolleys. Supreme's trolley line is similar in size to the mid-size bus line but resembles a San Francisco trolley car. Supreme is a leading manufacturer of this product which is marketed to resort areas, theme parks, and cities desiring unique transportation vehicles.

Kold King®, Iner-City®, Spartan, and Fuel Shark are trade names used by Supreme in its marketing of truck bodies and buses. Kold King®, Iner-City®, and FiberPanel® are trademarks registered in the U.S. Patent and Trademark Office.

Manufacturing

Supreme's manufacturing facilities are located in Goshen and Ligonier, Indiana; Griffin, Georgia; Cleburne, Texas; Moreno Valley, California; and Jonestown, Pennsylvania.

Supreme builds specialized vehicle bodies and installs other equipment on truck chassis, most of which are provided by converter pool agreements or are owned by dealers or end-users. These truck bodies are built on an assembly line from engineered structural components such as floors, roofs, and wall panels. These components are manufactured from Supreme's proprietary designs and are installed on the truck chassis. Supreme then installs optional equipment and applies any special finishes that the customer has specified. Throughout the manufacturing and installation process, Supreme conducts quality control procedures to ensure that the products meet its customers' specifications. Supreme's products are generally produced to firm orders and are designed and engineered by Supreme. Order levels will vary depending upon price, competition, prevailing economic conditions, and other factors.

The Company manufactures its own fiberglass reinforced plywood and has extensive metal bending capabilities. These component manufacturing facilities are located in Goshen and Ligonier, Indiana.

Supreme provides limited warranties against construction defects in its products. These warranties generally provide for the replacement or repair of defective parts or workmanship for periods of up to five years following the date of retail sale.

We purchase raw materials and component parts from a variety of sources. Although we generally do not enter into long-term supply contracts, management believes that we have good relationships with our primary suppliers. In recent years prices have fluctuated significantly, but we have experienced no material adverse problems in obtaining adequate supplies of raw materials and component parts to meet the requirements of our production schedules. Management believes that the materials used in the production of our products are available at competitive prices from an adequate number of alternative suppliers. Accordingly, management does not believe that the loss of a single supplier would have a material adverse effect on our business.

Marketing

Supreme sells its products to commercial dealers/distributors, fleet leasing companies, or directly to end-users. Products purchased by a dealer from Supreme are sold by the dealer/distributor to its own customers.

Supreme's dealer/distributor network consists of approximately 25 bus distributors, a limited number of truck equipment distributors, and approximately 1,000 commercial dealers. Management believes that this large network, coupled with Supreme's geographically-dispersed plant and distribution sites, gives Supreme a marketing advantage over its competitors. Supreme generally delivers its products within 4 to 8 weeks after the receipt of orders.

Approximately 75 employees are engaged in direct sales. Supreme engages in direct advertising in trade publications, trade shows, and cooperative advertising campaigns with distributors.

Trademarks

The Company owns and maintains trademarks that are used in marketing specialized products manufactured by Supreme. Management believes that these trademarks have significant customer goodwill. For this reason, management anticipates renewing each trademark discussed above for an additional ten-year period prior to such trademark's expiration.

Working Capital

The Company utilizes its revolving line of credit to finance its accounts receivable and inventories. The Company believes that its days sales outstanding and its days inventories on hand are within normal industry levels. The Company had working capital of $38.6 million and $35.4 million at December 29, 2012, and December 31, 2011, respectively.

Major Customers

No single customer, or group of customers, accounted for 10% or greater of the Company's consolidated net sales for the fiscal years ended in 2012 and 2010. During 2011, one of our customers (Penske) accounted for approximately 20% of consolidated net sales. The Company's export sales are minimal. No single customer, or group of customers, accounted for 10% or greater of the Company's total trade accounts receivable as of the fiscal year ended in 2012 and 2011.

Competitive Conditions

The highly competitive nature of the specialized vehicle industry presents a number of challenges. With only a few national competitors, the Company often competes with smaller, regional companies. As a result of this broad competition, the Company is often faced with competitive pricing pressures. Other competitive factors include quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications.

During favorable business cycles, the industry tends to see an increase in smaller, regional competitors, and then a similar decrease during times of challenging economic pressures. With its national presence and diverse product offerings, the Company believes that it is well positioned to meet the competitive challenges presented.

Governmental Regulation

The Company's operations are subject to a variety of federal, state, and local environmental and health and safety statutes and regulations including those related to emissions to the air, discharges to water, treatment, storage, and disposal of water, and remediation of contaminated sites. Additionally, the Company's products are subject to a variety of federal, state, and local safety statutes and regulations. From time to time, the Company has received notices of noncompliance with respect to our operations and products. These notices have typically been resolved by investigating the alleged noncompliance and correcting any noncompliant conditions.

Cyclicality and Seasonality of Business

The Company's business can be cyclical due to the normal replacement cycle particularly of its truck products (historically approximately seven years) being subject to customers delaying purchases due to adverse changes in economic conditions and other long range factors that can affect the transportation industry. Seasonality arises due to the Company typically participating in bids for large fleet contracts. If successful, the fleet orders generally require shipment of the truck bodies in the first and second quarters. Additionally, our business depends on various factors that are particularly sensitive to general economic conditions and business cycles including: corporate profitability; interest rates; fuel costs; changes in government regulations (i.e. fuel standards); customer preferences; industrial, commercial, and consumer spending patterns; and availability of truck chassis.

Employees

As of December 29, 2012 and December 31, 2011, the Company employed approximately 1,500 and 1,700 employees, respectively, none of whom are represented by a collective bargaining unit. The Company considers its relations with its employees to be favorable.

Backlog

The Company's backlog of firm orders was $67.9 million at December 29, 2012 compared to $99.9 million at December 31, 2011.

ITEM 1A. RISK FACTORS

Any investment in our Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information included in this Form 10-K before purchasing our Common Stock. Although the risks described below are the risks that we believe are material, they are not the only risks relating to our business and our Common Stock. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also adversely affect our business, financial condition, or results of operations. If any of the events described below occur, our business and financial results could be materially and adversely affected. The market price of our Common Stock could decline due to any of these risks, perhaps significantly, and you could lose all or part of your investment.

A lack of credit and/or limited financing availability to the Company, its vendors, dealers, or end users could adversely affect our business.

The Company's liquidity and financial condition could be materially and adversely affected if, under its current bank credit agreement, the Company's ability to borrow money from its existing lender to finance its operations is reduced or eliminated. Similar adverse effects may also result if the Company realizes lessened credit availability from trade creditors. Additionally, many of our customers require the availability of financing to facilitate the purchase of our products. As a result, a continuing period of reduced credit availability in the marketplace could have adverse effects on the Company's business.

Increases in the price and demand for raw materials could lower our margins and profitability.

Supreme generally does not have long-term raw material contracts and is dependent upon suppliers of steel, aluminum, wood products, and fiberglass materials, among others, for its manufacturing operations. Consequently, our ability to produce and deliver our products could be affected by disruptions encountered by our raw material suppliers or freight carriers. Additionally, competitive market conditions may prevent the Company from implementing price increases to offset raw material cost increases. As a result the Company's gross margin could be adversely affected.

Volatility in the supply of vehicle chassis and other vehicle components could adversely affect our business.

With the exception of some bus and armored products, the Company generally does not purchase vehicle chassis for its inventory. The Company accepts shipments of vehicle chassis owned by dealers or end-users for the purpose of installing and/or manufacturing its specialized truck bodies and buses on such chassis. Historically, General Motors Corp. ("GM") and Ford Motor Company ("Ford") have been the primary suppliers of chassis. In the event of a disruption in supply from one major supplier, the Company would attempt to use another major supplier, but there can be no assurance that this attempt would be successful. Nevertheless, in the event of chassis supply disruptions, there could be unforeseen consequences that may have a significant adverse effect on the Company's business operations.

The Company also faces risk relative to finance and storage charges for maintaining excess consigned chassis inventory from GM and Ford. Under these consigned inventory agreements, if a chassis is not delivered to a customer within a specified time frame, the Company is required to pay finance or storage charges on such chassis.

We compete in the highly competitive specialized vehicle industry which may impact our financial results.

The competitive nature of the specialized vehicle industry creates a number of challenges for the Company. Important factors include product pricing, quality of product, lead times, geographic proximity to customers, and the ability to manufacture a product customized to customer specifications. Specialized vehicles are produced by a number of smaller, regional companies which create product pricing pressures that could adversely impact the Company's profits. Chassis manufacturers have not generally shown an interest in manufacturing specialized vehicles, including truck bodies and buses, because such manufacturers' highly-automated assembly line operations do not lend themselves to the efficient production of a wide variety of highly-specialized vehicles with various options and equipment.

We have potential exposure to environmental and health and safety liabilities which may increase costs and lower profitability.

Our operations are subject to a variety of federal, state, and local environmental and health and safety statutes and regulations, including those relating to emissions to the air, discharges to water, treatment, storage, and disposal of waste, and remediation of contaminated sites. In certain cases, these requirements may limit the productive capacity of our operations.

Certain laws, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, have imposed strict and, under certain circumstances, joint and several liability for costs to remediate contaminated sites upon designated responsible parties including site owners or operators and persons who dispose of wastes at, or transport wastes to, such sites.

From time to time, we have received notices of noncompliance with respect to our operations. These notices have typically been resolved by investigating the alleged noncompliance and correcting any non-compliant conditions. New environmental requirements, more aggressive enforcement of existing ones, or discovery of presently unknown conditions could require material expenditures or result in liabilities which could limit expansion or otherwise have a material adverse effect on our business, financial condition, and operating cash flows.

A product defect claim in excess of our insurance coverage, or for which we have no insurance, or an inability to acquire or maintain insurance at commercially reasonable rates, could have a materially adverse effect upon our business.

We face an inherent risk of exposure to product liability, product recall, and other product defect related claims, if the use of our current or formerly manufactured products result, or are alleged to result, in personal injury and/or property damage, or if a significant number of our products must be recalled, or if a product defect results in the Company having to refund the purchase price of a substantial number of vehicles. If we manufacture a defective product, we may experience material losses and we may incur significant costs to defend product defect claims. We could also incur damages and significant costs in correcting any defects, lost sales, and suffer damage to our reputation. We may not have insurance coverage for certain types of claims or our insurance coverage may not be adequate for liabilities we could incur and may not continue to be available on terms acceptable to us.

Our manufacturer's warranties expose us to potentially significant claims.

We are subject to product warranty claims in the ordinary course of our business. If we manufacture poor quality products or receive defective materials, we may incur unforeseen costs in excess of what we have reserved in our financial statements. These costs could have a material adverse effect on our business and operating cash flows.

We depend on the services of our key executives. Any loss of our key executives could have a material adverse effect on our operations.

Our ability to compete successfully and implement our business strategy depends on the efforts of our senior management personnel. The loss of the services of any one or more of these individuals could have a material adverse effect on our business. We do not maintain key-man life insurance policies on any of our executives. If we were unable to attract qualified personnel to our management, our existing management resources could become strained, which may harm our business and our ability to implement our strategies.

Our relatively low trading volumes may limit our stockholders' abilities to buy or sell their shares.

Our Class A Common Stock has experienced, and may continue to experience, price volatility and low trading volumes. Overall market conditions, and other risk factors described herein, may cause the market price of our Class A Common Stock to fall. Our high and low sales prices for the twelve month period ended December 29, 2012 were $4.66 and $2.42, respectively. Our Class A Common Stock is listed on the NYSE MKT exchange under the symbol "STS." However, daily trading volumes for our Class A Common Stock are, and may continue to be, relatively small compared to many other publicly-traded securities. For example, during the twelve month period ended December 29, 2012, our daily trading volume has been as low as zero. It may be difficult for you to buy or sell shares in the public market at any given time at prevailing prices, and the price of our Class A Common Stock may, therefore, be volatile.

Our officers and directors own a large percentage of our common stock. They may vote their shares in ways with which you disagree.

As of March 15, 2013, our officers and directors as a group beneficially owned 23.5% of our Class A Common Stock and 89.2% of our Class B Common Stock. As a result, they will continue to be able to exercise significant influence, and in most cases, control, over matters requiring stockholder approval, including the election of directors, changes to our charter documents, and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A Common Stock will be able to affect the way we are managed or the direction of our business.

Our split classes of stock may make it more difficult or expensive for a third party to acquire the Company which may adversely affect our stock price.

Our outstanding Common Stock is split into two classes. The Class A Common Stock is listed on the NYSE MKT exchange, and the holders thereof are entitled to elect two members of the Company's Board of Directors. The majority (89.2%) of the Class B Common Stock is owned or controlled by the Company's officers and directors and is entitled to elect the remaining six members of the Company's Board of Directors. The continuing ability of the holders of our Class B Common Stock to elect a majority of the members of the Company's Board of Directors will make it difficult for another company to acquire us and for Class A shareholders to receive any related take-over premium (unless the controlling group approves the sale).

The shuttle bus industry is highly competitive.

The shuttle bus industry is highly competitive; we routinely face competition from multiple companies for state and municipal bid contracts, as well as retail sales. The recent competitive environment in the bus industry has resulted in increased discounting, which effectively lowers unit sales prices. Sustained or increasing competitive pressures could have a material adverse effect on our results of operations. There can be no assurance that we will be able to reduce the cost of our products to remain competitive or that existing or new competitors will not develop products that are superior to ours or that achieve better consumer acceptance, thereby adversely affecting our market share, sales volume, and profit margins.

Our internal controls provide only reasonable assurance that objectives are met. Failure of one or more of these controls could adversely affect the Company.

While the Company believes that its control systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected. The Company continues to take action to comply with the internal controls, disclosure controls, and other requirements of the Sarbanes-Oxley Act of 2002. Management, including our Interim Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Ability to sell idle facilities.

We currently own facilities which have been idle for a period of time and are currently being marketed for sale (see Item 2. "*Properties*"). Although management has exercised its best judgment to reflect accurate current market values of these properties in the Company's financial statements, there cannot be, due to current adverse market conditions, any assurance that these properties can be sold for these values anytime in the near future.

(See other risk factors listed under the caption: "Forward-Looking Statements").

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

Set forth below is a brief summary of the properties which are owned or leased by the Company.

	Square Footage	Owned or Leased	Operating Segment
Manufacturing of Products			
Goshen, Indiana	521,135	Owned	Specialized Vehicles
Jonestown, Pennsylvania	424,416	Owned	Specialized Vehicles
Griffin, Georgia	191,779	Owned	Specialized Vehicles
Cleburne, Texas	177,035	Owned	Specialized Vehicles
Moreno Valley, California	103,200	Owned	Specialized Vehicles
	1,417,565		
Manufacturing of Component Parts			
Ligonier, Indiana	52,142	Owned	Fiberglass Products
	52,142		
Service/Sales Facilities			
Harrisville, Rhode Island	20,000	Owned	Specialized Vehicles
Colorado Springs, Colorado	950	Leased	Specialized Vehicles
	20,950		
Properties Held for Sale			
Wilson, North Carolina	113,694	Owned	Not Applicable
White Pigeon, Michigan	74,802	Owned	Not Applicable
Goshen, Indiana	57,570	Owned	Not Applicable
St. Louis, Missouri	4,800	Owned	Not Applicable
	250,866		
Corporate Office Building			
Goshen, Indiana	26,000	Owned	Not Applicable
Total square footage	1,767,523		

In an effort to manage its capacity utilization and control its assets, the Company had previously ceased operations at a number of facilities during and prior to 2011. The White Pigeon, Michigan facility is being leased to an unrelated business and is classified as property, plant, and equipment as of December 29, 2012. A portion of the Wilson, North Carolina facility is currently being leased to an unrelated business. The remaining properties are classified as assets held for sale and are each being aggressively marketed for sale. The Company has a signed purchase agreement for the Goshen, Indiana property classified as held for sale, which is expected to close on March 29, 2013 and is expected to result in a nominal gain on the sale. The facilities owned or leased by the Company are well maintained, in good condition, and adequate for their intended purposes.

ITEM 3. LEGAL PROCEEDINGS.

The Company is subject to various investigations, claims, and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and reasonably estimable.

In October of 2011, the Company was named a defendant in a personal injury suit (Paul Gendrolis and Katherine Gendrolis v. Saxon Fleet Sales, Kolstad Company, and Supreme Industries, Inc.) which was filed in the United States District Court, District of Massachusetts. The complaint seeks $10 million in damages based on allegations that a truck body manufactured by the Company contained an improperly installed plate or lip, which caused Paul Gendrolis to trip and become injured. Claims alleged against the Company include negligence, breach of warranty, breach of consumer protection laws, and loss of consortium. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable. The Company is vigorously defending this matter. The Company has insurance coverage for personal injury claims with the Company's self-insurance deductible being $250,000.

In February of 2012, the Company was named a defendant in a claim that a fleet of buses manufactured by the Company was defective (King County v. Supreme Corporation) which was filed in Superior Court in King County, Washington. The complaint seeks a sum of approximately $7 million which the plaintiff alleges was paid for the fleet, costs of investigation and repairs, and incidental and consequential damages. These allegations against the Company include breach of contract, breach of implied warranties of fitness and merchantability, and a request for declaratory judgment on the issue of revocation of acceptance of the fleet. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable. The Company is vigorously defending this matter.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's Class A Common Stock is traded on the NYSE MKT exchange (ticker symbol STS). The number of record holders of the Class A Common Stock as of March 15, 2013 was approximately 236. Due to the number of shares held in nominee or street name, it is likely that there are substantially more than 236 beneficial owners of the Company's Class A Common Stock.

The Company's Class A Common Stock closed at a price of $3.98 per share on the NYSE MKT exchange on March 15, 2013 on which date there were 13,557,749 shares of Class A Common Stock outstanding. High and low sales prices of the Class A Common Stock for the two-year periods ended December 29, 2012 and December 31, 2011 were:

	2012		2011	
	High	Low	High	Low
1st Quarter	$ 3.25	$ 2.42	$ 3.55	$ 2.01
2nd Quarter	4.57	3.01	3.60	2.10
3rd Quarter	4.66	3.65	3.55	1.90
4th Quarter	4.00	3.22	2.95	1.71

All of the 1,716,937 outstanding shares of the Company's Class B Common Stock were held by a total of 13 persons as of March 15, 2013. There is no established trading market for the Class B Common Stock. The Class B Common Stock is freely convertible on a one-for-one basis into an equal number of shares of Class A Common Stock, and ownership of the Class B Common Stock is deemed to be beneficial ownership of the Class A Common Stock under Rule 13d-3(d) (1) promulgated under the Securities Exchange Act of 1934.

The Company did not declare or pay any cash or stock dividends during the years ended December 29, 2012 or December 31, 2011. Future dividend payments will necessarily be subject to business conditions, the Company's financial position, and requirements for working capital, property, plant and equipment expenditures, and other corporate purposes.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from our consolidated financial statements. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and notes thereto.

All per share data for 2008 has been adjusted to reflect the two percent (2%) and six percent (6%) common stock dividends declared and paid during 2008.

	For Fiscal Years Ended				
Consolidated Statement of Continuing Operations Data: (in millions, except per share amounts)	2012	2011 (b)	2010 (b)	2009 (b)	2008
Net sales	$ 286.1	$ 300.4	$ 221.2	$183.9	$ 250.6
Income (loss) from continuing operations	11.8	1.7	(8.8)	(6.0)	(1.7)
Income (loss) from continuing operations per share:					
Basic earnings (loss) per share	0.78	0.11	(0.62)	(0.43)	(0.13)
Diluted earnings (loss) per share	0.77	0.11	(0.62)	(0.43)	(0.13)
Cash dividends per common share	-	-	-	-	0.18
Consolidated Balance Sheet Data: (in millions)					
Working capital (a)	$ 38.6	$ 35.4	$ 19.1	$ 22.4	$ 60.3
Total assets	105.1	104.7	101.1	109.2	125.5
Total debt	14.1	15.9	26.6	27.3	33.6
Stockholders' equity	67.2	54.9	51.5	62.3	70.4

(a) During the third quarter of 2009, the Company reclassified its revolving line of credit from long-term to current ($25.6 million at December 26, 2009). During the third quarter of 2011, the Company reclassified its revolving line of credit from current to long-term ($11.7 million at December 31, 2011). See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) The above results reflect certain immaterial revisions as discussed in Note 1 to Consolidated Financial Statements in Item 8.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Company Overview

Established in 1974 as a truck body manufacturer, Supreme Industries, Inc., through its wholly-owned subsidiary Supreme Corporation, is one of the nation's leading manufacturers of specialized vehicles. The Company engages principally in the production and sale of customized truck bodies, buses, and other specialty vehicles. Building on its expertise in providing both cargo and passenger transportation solutions, the Company's specialty vehicle offerings include products such as customized armored vehicles and homeland response vehicles.

The Company utilizes a nationwide direct sales and distribution network consisting of approximately 25 bus distributors, a limited number of truck equipment distributors, and approximately 1,000 commercial truck dealers. The Company's manufacturing and service facilities are located in seven states across the continental United States allowing us to meet the needs of customers across all of North America. Additionally, the Company's favorable customer relations, strong brand recognition, extensive product offerings, bailment chassis arrangements, and product innovation competitively positions Supreme with a strategic footprint in the markets it serves.

The Company and its product offerings are affected by various factors which include, but are not limited to, economic conditions, interest rate fluctuations, volatility in the supply chain of vehicle chassis, and the availability of credit and financing to the Company, our vendors, dealers, distributors, or end users. The Company's business is also affected by the availability and costs of certain raw materials that serve as significant components of its product offerings. The Company's risk factors are disclosed in Item 1A "Risk Factors" of this document.

Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes (see Note 1 "Basis of Presentation") thereto located in Item 8 of this document, and pertain to continuing operations unless otherwise noted.

Overview

Throughout 2012, Supreme continued to successfully implement a strategy of concentrating on sales and markets that meet or exceed our profit margin criteria. By enhancing manufacturing efficiencies, improving pricing disciplines, and better managing operating costs, we believe we can produce sustainable profits into the future. Consolidated sales were $286.1 million in 2012, compared with $300.4 million in 2011, a decline of 4.7%. Gross profit increased 34% to $43.5 million from the $32.5 million reported in last year's comparable period. As a percentage of sales, gross margin increased 4.4 percentage points to 15.2% from 10.8% in 2011, and represented the highest gross margin percentage generated by the Company since 1998. The Company reported full-year income from continuing operations of $11.8 million, or $0.77 per diluted share, compared with last year's income from continuing operations of $1.7 million, or $0.11 per diluted share.

Our sales backlog at the end of 2012 totaled $67.9 million compared with $99.9 million a year ago. While 32% lower than the prior-year period, we expect our backlog to yield a more favorable gross margin percentage than the higher backlog of a year ago. Additionally, the prior year backlog included initial orders for the 2012 fleet season. As of the end of 2012, the 2013 fleet orders had not yet been awarded.

Working capital was $38.6 million at December 29, 2012, up from $35.4 million at December 31, 2011. Total debt declined to $14.1 million at year end, compared with $15.9 million a year ago. This reduction was achieved even after investing over $7.1 million in facilities and equipment to enhance efficiencies and $6.1 million to exercise certain facility lease purchase options during the year. Stockholders' equity increased 22% to $67.2 million, or $4.41 per share, at December 29, 2012, compared with $54.9 million, or $3.71 per share, at December 31, 2011. On December 19, 2012, the Company entered into a five-year revised (cash-flow based) credit agreement increasing its line of credit to $45 million with notably improved liquidity, availability and interest rate pricing.

During 2012, the Company made several key strategic decisions to improve results including upgrading key management positions, upgrading the Indiana truck and bus facilities, improving pricing disciplines, and exercising two facility lease purchase options. As we continue to manage the Company for profitable growth, our key areas of ongoing focus include:

- Improving the buying experience for our customers by incorporating their product improvement ideas;
- Improving our material procurement sourcing processes nationwide;
- Making strategic improvements in select facilities to enhance productivity;
- Continuing our product development initiatives related to both new and existing products; and
- Ongoing product line rationalization to improve gross margins and remain focused on our core truck, bus, and armored products.

We continue to aggressively review all aspects of our business by means of a continuous improvement culture to ensure the ongoing growth and strength of the Company. The Company expects to benefit and leverage the strong foundation built in 2012 to make further improvements in its future financial performance.

Comparison of 2012 with 2011

Net Sales

Net sales for the year ended December 29, 2012 decreased $14.2 million, or 4.7%, to $286.1 million as compared with $300.4 million for the year ended December 31, 2011. The following table presents the components of net sales and the changes from 2012 to 2011:

($000's omitted)	2012	2011	Change	
Specialized vehicles:				
Trucks	$ 211,972	$ 218,928	$ (6,956)	(3.2) %
Buses	55,025	60,640	(5,615)	(9.3)
Armored vehicles	16,180	18,506	(2,326)	(12.6)
	283,177	298,074	(14,897)	(5.0)
Fiberglass products	2,963	2,287	676	29.6
	$ 286,140	$ 300,361	$ (14,221)	(4.7) %

Truck division sales decreased by $7.0 million, or 3.2%, for the year primarily due to fewer orders from certain large national fleet customers and our decision to decline sales that do not meet our target margins. The Company leveraged an improved retail market in 2012 by creating and utilizing greater flexibility in our manufacturing processes resulting in efficiency improvements, higher-quality products, and improved on-time delivery.

Bus division sales decreased $5.6 million, or 9.3%, as the core market continued to feel the effects of tightened municipal and state budgets that caused intense competition leading to increased discounting and reduced margins. We are addressing the issue by revising our production processes and material sourcing to drive greater efficiency and lower cost and by continuing to investigate niche markets that will help us better balance the business between public and private sector.

Armored division sales decreased $2.3 million, or 12.6%, as a result of lower government procurements, including our business with the U.S. Department of State to produce armored SUVs for embassies abroad. Using existing products and capabilities as a foundation, we continue to look for opportunities to expand product offerings and our customer base for these specialty products.

The Fiberglass division sells fiberglass reinforced plywood to Supreme for use in the production of certain of its truck bodies and to third parties. The increase of $0.7 million, or 29.6%, was due to higher sales to third parties in 2012.

Cost of sales and gross profit

Gross profit increased by $11.0 million, or 34%, to $43.5 million for the year ended December 29, 2012 as compared with $32.5 million for the year ended December 29, 2011. The following presents the components of cost of sales and the changes from 2012 to 2011:

Material — Material cost as a percentage of net sales decreased by 3.9% for the year ended December 29, 2012 as compared with 2011. The decrease in the material percentage was due in part to a favorable product mix and our focus on improved product pricing. Although commodity raw material prices seem to have stabilized, the potential for future increases remains an ongoing concern for certain commodities including aluminum, steel, and wood products. The Company closely monitors the markets for its major commodities to identify raw material cost escalations and attempts to pass-through cost increases as markets will allow by having material adjustment clauses in most key customer contracts.

Direct Labor — Direct labor as a percentage of net sales decreased by 0.8% for the year ended December 29, 2012 as compared with 2011 due to improved efficiencies achieved at certain locations resulting from the use of real time metrics on labor utilization and manufacturing redesign initiatives for more efficient production flow.

Overhead — Manufacturing overhead as a percentage of net sales increased by 0.5% for the year ended December 29, 2012 as compared with 2011 due to the fixed nature of certain overhead expenses that do not fluctuate with sales volume changes. For the year ended December 29, 2012, the dollars spent on overhead decreased approximately $0.5 million when compared with 2011 with reductions in warranty, workers compensation claims, and group health claims. The Company implemented design changes to its group health insurance plan and has provided participants with more consumer-driven tools with the goal of improving the overall health and cost consciousness of its workforce.

Delivery — Delivery as a percentage of net sales decreased by 0.2% for the year ended December 29, 2012 as compared with 2011.

Selling, general and administrative expenses

Selling, general and administrative ("G&A") expenses increased by $4.6 million, or 17%, to $32.2 million for the year ended December 29, 2012 as compared with $27.6 million for the year ended December 31, 2011. The following table presents selling and G&A expenses as a percentage of net sales and the changes from 2012 to 2011:

($000's omitted)	2012			2011			Change		
Selling expenses	$ 10,499	3.7	%	$ 9,484	3.2	%	$ 1,015	0.5	%
G&A expenses	21,720	7.6		18,170	6.0		3,550	1.6	
Total	$ 32,219	11.3	%	$ 27,654	9.2	%	$ 4,565	2.1	%

Selling expenses — Selling expenses increased $1.0 million year over year. As a percentage of net sales, selling expenses increased 0.5% for the year ended December 29, 2012 as compared with 2011 which was primarily attributable to a change in the sales commission structure which is now more closely aligned with profit contribution versus gross sales volume.

G&A expenses — G&A expenses increased $3.6 million year over year. As a percentage of net sales, G&A expenses increased 1.6% for the year ended December 29, 2012 as compared with 2011. The increase was the result of several factors including strategic additions to the senior management team, profit-based incentive compensation plans, severance expenses related to exiting management personnel in early 2012, and legal fees, as well as expenses associated with the implementation of a perpetual inventory management system.

Legal settlement and related costs

On January 21, 2009, The Armored Group ("TAG") filed a complaint against the Company alleging breach of oral contract, unjust enrichment, and other claims. Due to the inherent nature of litigation, and the uncertainty surrounding the ultimate outcome of this case, on May 25, 2011, the Company and TAG signed a Civil Settlement Agreement under the terms of which this lawsuit was dismissed, and the Company agreed to pay $3.3 million including $1.1 million in cash and $2.2 million in stock. The legal settlement and related costs were $2.2 million for the year ended December 31, 2011. There were no associated costs for the year ended December 29, 2012.

Other income

For the year ended December 29, 2012, other income was $1.2 million, or 0.4% of net sales, as compared with other income of $0.9 million, or 0.3% of net sales, for the year ended December 31, 2011. Other income consisted of rental income, gain on the sale of assets, and other miscellaneous income received by the Company. During the first quarter of 2012, the Company realized a gain of approximately $0.3 million on the sale of real estate.

Interest expense

Interest expense was $1.0 million, or 0.3% of net sales, for the year ended December 29, 2012 as compared with $2.2 million, or 0.7% of net sales, for the year ended December 31, 2011. The decline in interest expense resulted from a combination of lower average bank borrowings and lower (performance-based) borrowing rates during the periods. Additionally, interest expense in 2011 included approximately $0.8 million of charges resulting from the write off of capitalized bank fees related to the Company's previous bank credit agreement. The effective interest rate on bank borrowings was 2.7% at December 29, 2012.

Income taxes

At December 31, 2011, the Company maintained a valuation allowance against its net deferred tax assets of $4.6 million due to uncertainty of the utilization of such assets. At December 31, 2011, the Company had net operating loss carryforwards totaling $6.5 million for federal tax purposes and approximately $22 million for state tax purposes. Additionally, the Company had research and experiment credits totaling $0.3 million for federal tax purposes and $0.5 million for state tax purposes. During 2012, the Company generated taxable income sufficient to realize the benefit of all its federal net operating loss carryforwards and a portion of its state net operating loss carryforwards. Given the income generated in 2012, the valuation allowances were reversed which result in a nominal effective tax rate. The Company's effective tax rate for the year ending December 29, 2012 was 5.9%, substantially lower than statutory rates. For the year ended December 31, 2011, the income tax benefit of $0.4 million resulted from expiring state statutes related to uncertain tax positions. Beginning with the first quarter of 2013, the Company expects to recognize income taxes at normalized rates.

Income from continuing operations

Net income from continuing operations increased by $10.1 million to $11.8 million, or 4.1% of net sales, for the year ended December 29, 2012 from $1.7 million, or 0.6% of net sales, for the year ended December 31, 2011. As noted earlier, net income improved significantly, despite lower sales, due to a margin-focused sales strategy, favorable product mix, and efficiency improvements at our manufacturing plants.

Discontinued operations

In December of 2010, the Company decided to discontinue its Oregon operations. Discontinued operations include the operating results as well as impairment charges for related buildings and equipment. Accordingly, the Company has reclassified the prior period results as discontinued operations. The Oregon operations were ceased in the first quarter of 2011 due to the Company's decision to exit this unprofitable geographic region. The after-tax loss from the discontinued operations related to our Oregon operations was $0.9 million in 2011.

Basic and diluted income (loss) per share

The following table presents basic and diluted income (loss) per share and the changes from 2012 to 2011:

	2012		2011		Change	
Basic income (loss) per share:						
Income from continuing operations	$	0.78	$	0.11	$	0.67
Loss from discontinued operations		-		(0.06)		0.06
Net income per basic share	$	0.78	$	0.05	$	0.73
Diluted income (loss) per share:						
Income from continuing operations	$	0.77	$	0.11	$	0.66
Loss from discontinued operations		-		(0.06)		0.06
Net income per diluted share	$	0.77	$	0.05	$	0.72

Comparison of 2011 with 2010

Net Sales

Net sales for the year ended December 31, 2011 increased $79.2 million, or 35.8%, to $300.4 million as compared with $221.2 million for the year ended December 25, 2010. The following table presents the components of net sales and the changes from 2011 to 2010:

($000's omitted)	2011	2010	Change	
Specialized vehicles:				
Trucks	$ 218,928	$ 122,490	$ 96,438	78.7 %
Buses	60,640	69,951	(9,311)	(13.3)
Armored vehicles	18,506	24,861	(6,355)	(25.6)
	298,074	217,302	80,772	37.2
Fiberglass products	2,287	3,848	(1,561)	(40.6)
	$ 300,361	$ 221,150	$ 79,211	35.8 %

Truck division sales increased by $96.4 million, or 78.7%, for the year primarily due to higher levels of fleet orders shipped during the first half of 2011 and an improved retail market.

Bus division sales decreased $9.3 million, or 13.3%, as the core market of state and municipal governments remained soft.

Armored division sales decreased $6.4 million, or 25.6%, as a result of less demand for products purchased by the US Department of State and lower cash-in-transit vehicle demand in 2011.

Fiberglass products division sales decreased $1.6 million, or 40.6%, primarily due to the restructuring of the division.

Cost of sales and gross profit

Gross profit increased by $14.2 million, or 78.0%, to $32.5 million for the year ended December 31, 2011 as compared with $18.2 million for the year ended December 25, 2010. The following presents the components of cost of sales and the changes from 2011 to 2010:

Material — Material cost as a percentage of net sales increased by 3.0% for the year ended December 31, 2011 as compared with 2010. The increase in the material percentage was significantly impacted by the escalation in the cost of raw materials as well as changes in product mix reflecting an increase in higher material percentage fleet business and a decrease in armored product which has a lower material percentage.

Direct Labor — Direct labor as a percentage of net sales decreased by 1.6% for the year ended December 31, 2011 as compared with 2010 due to improved efficiencies achieved at certain locations resulting from the use of real time metrics on labor utilization and product redesign initiatives for more efficient production.

Overhead — Manufacturing overhead as a percentage of net sales decreased by 3.7% for the year ended December 31, 2011 as compared with 2010 due to the fixed nature of certain overhead expenses that do not fluctuate with sales volume changes. Additionally, group health insurance costs were considerably lower than in 2010 when the Company experienced several costly medical claims.

Delivery — Delivery as a percentage of net sales decreased by 0.3% for the year ended December 31, 2011 as compared with 2010.

Selling, general and administrative expenses

Selling, general and administrative ("G&A") expenses increased by $5.3 million, or 24%, to $27.7 million for the year ended December 31, 2011 as compared with $22.4 million for the year ended December 25, 2010. The following table presents selling and G&A expenses as a percentage of net sales and the changes from 2011 to 2010:

($000's omitted)	2011			2010			Change		
Selling expenses	$ 9,484	3.2	%	$ 8,000	3.6	%	$ 1,484	(0.4)	%
G&A expenses	18,170	6.0		14,374	6.5		3,796	(0.5)	
Total	$ 27,654	9.2	%	$ 22,374	10.1	%	$ 5,280	(0.9)	%

Selling expenses — Selling expenses increased $1.5 million year over year. As a percentage of net sales, however, selling expenses decreased 0.4% for the year ended December 31, 2011 as compared with 2010. The increase in dollars for the period was primarily attributable to higher commission-related expenses due to a 36% increase in the net sales volume and higher costs associated with more proactive marketing programs to promote the Company's products. During the economic downturn, the Company cut back in the area of marketing expenditures on advertising, product literature, and personnel.

G&A expenses — G&A expenses increased $3.8 million year over year. As a percentage of net sales, however, G&A expenses decreased 0.5% for the year ended December 31, 2011 as compared with 2010. The increase in dollars was primarily attributable to a variety of restructuring and profit improvement initiatives including the costs to engage consulting firms supporting these efforts. These types of expenses totaled approximately $1.2 million for the year ended December 31, 2011. Additionally, as a result of changes in senior management, payroll and related benefits increased in the 2011 period compared to the 2010 period.

Legal settlement and related costs

On January 21, 2009, The Armored Group ("TAG") filed a complaint against the Company alleging breach of oral contract, unjust enrichment, and other claims. Due to the inherent nature of litigation, and the uncertainty surrounding the ultimate outcome of this case, on May 25, 2011, the Company and TAG signed a Civil Settlement Agreement under the terms of which this lawsuit was dismissed and the Company agreed to pay $3.3 million including $1.1 million in cash and $2.2 million in stock. The Company settled a lawsuit during the second quarter of 2011. The legal settlement and related costs were $2.2 million for the year ended December 31, 2011 as compared with $2.3 million for the year ended December 25, 2010.

Impairment of assets held for sale

During the fourth quarter of 2010 the Company recorded an impairment charge of $1.1 million, or 0.5% of net sales. The Company reduced the selling prices of certain assets held for sale to reflect prevailing market conditions and maximize the opportunity to sell these properties and improve cash flow. However, market conditions in certain areas of the country for industrial real estate remain depressed and could have an adverse effect on the timing of sales, and ultimate prices received, for certain of the properties. There were no asset impairments recognized during 2011. (See "Risk Factors" and the Financial Statements.)

Other income

For the year ended December 31, 2011, other income was $0.9 million, or 0.3% of net sales, as compared with other income of $0.6 million, or 0.3% of net sales, for the year ended December 25, 2010. Other income consisted of rental income, gain on the sale of assets, and other miscellaneous income received by the Company. During the second quarter of 2011, the Company realized a gain of approximately $0.3 million on the sale of its aircraft.

Interest expense

Interest expense was $2.2 million, or 0.7% of net sales, for the year ended December 31, 2011 as compared with $1.4 million, or 0.6% of net sales, for the year ended December 25, 2010. The increase in interest expense for 2011 included approximately $0.8 million of charges resulting from the accelerated amortization of capitalized bank refinancing fees related to the Company's previous credit agreement.

Income taxes

For the year ended December 31, 2011, the income tax benefit of $0.4 million resulted from expiring state statutes related to uncertain tax positions. At December 31, 2011, the Company had net operating loss carryforwards totaling $6.5 million for federal tax purposes and approximately $22 million for state tax purposes. Additionally, the Company had research and experiment credits totaling $0.3 million for federal tax purposes and $0.5 million for state tax purposes. Given the accumulated net operating tax losses, it was more likely than not that these deferred tax assets will not be realized. Accordingly, after consideration of all positive and negative factors the Company provided a valuation allowance for the deferred tax assets net of the deferred tax liabilities expected. The valuation allowance did not impact the Company's ability to utilize its net operating loss carryforwards to offset taxable earnings in the future. For the year ended December 25, 2010, the Company recorded income tax expense of $0.5 million which was the result of a valuation allowance that was recorded against the Company's net deferred tax asset position.

Income (loss) from continuing operations

Net income from continuing operations increased by $10.5 million to $1.7 million, or 0.6% of net sales, for the year ended December 31, 2011 from a net loss of $8.8 million, or -4.0% of net sales, for the year ended December 25, 2010.

Discontinued operations

Discontinued operations include the operating results as well as impairment charges for related buildings and equipment. The Company decided to discontinue its Oregon operations in December of 2010 and in the fourth quarter of 2009 to discontinue its Silver Crown luxury motorhome business. Accordingly, the Company has reclassified the prior period results for these two operations as discontinued operations. The Oregon operations were ceased in the first quarter of 2011 due to the Company's decision to exit this unprofitable geographic region. The after-tax loss from the discontinued operations related to our Oregon operations was $0.9 million in 2011 and $1.7 million in 2010. The Silver Crown operations were terminated as a result of the unprecedented tight credit markets caused by the severe economic recession which led to a significant reduction of new motorhome orders and the cancellation of existing orders. The after tax loss from discontinued operations related to our Silver Crown recreational vehicle division was $1.2 million in 2010.

Basic and diluted income (loss) per share

The following table presents basic and diluted income (loss) per share and the changes from 2011 to 2010:

	2011		2010		Change	
Basic and diluted net income (loss) per share:						
Income (loss) from continuing operations	$	0.11	$	(0.62)	$	0.73
Income (loss) from discontinued operations		(0.06)		(0.20)		0.14
Net income (loss)	$	0.05	$	(0.82)	$	0.87

Liquidity and Capital Resources

Cash Flows

The Company's primary sources of liquidity have been cash flows from operating activities and borrowings under its credit agreements. Principal uses of cash have been to support working capital needs, meet debt service requirements, and fund capital expenditures.

Operating activities

Cash flows from operations represent the net income earned or the net loss sustained in the reported periods adjusted for non-cash charges and changes in operating assets and liabilities. Net cash from operating activities totaled $12.4 million for the year ended December 29, 2012 as compared with $14.5 million for the year ended December 31, 2011. Net cash from operating activities was favorably impacted by a $5.8 million decrease in inventories and a $3.2 million decrease in accounts receivable, primarily due to decreased business activity at the end of December 2012 as compared to the same period in the prior year. This was offset by a $9.5 million decrease in trade accounts payable resulting from a decrease in inventories and cash flow management.

Net cash from operating activities totaled $14.5 million for the year ended December 31, 2011 as compared with $1.3 million for the year ended December 25, 2010. Cash from operating activities was favorably impacted by a $9.9 million increase in trade accounts payable resulting from the successful negotiation of extended payment terms with key trade suppliers. This was partially offset by a $2.5 million increase in accounts receivable due to the higher sales volume and an increase in inventories totaling $0.9 million. The Company's cash flow cycle improved year over year mainly due to improved accounts receivable collections, accelerated inventory turns, and the extended vendor payment terms.

Investing activities

Cash used by investing activities was $10.9 million for the year ended December 29, 2012 as compared with $1.9 million for the year ended December 31, 2011. During 2012, the Company's capital expenditures totaled $13.2 million and included $5.4 million used to exercise purchase options for leased facilities in Indiana and Georgia, and $0.7 million used to exercise the purchase option for a leased facility in California, which was previously accounted for as a financing (capital lease) transaction. Investing activities provided cash of $4.2 million in 2012 as a result of net proceeds from the sale of facilities in Woodburn, Oregon; Apopka, Florida; Streetsboro, Ohio; and Ligonier, Indiana which were previously included in assets held for sale. Additionally, the Company's wholly-owned captive insurance subsidiary purchased short-term investments of $2.0 million during 2012.

Cash used by investing activities was $1.9 million for the year ended December 31, 2011 as compared with $0.8 million for the year ended December 25, 2010. During 2011, the Company's capital expenditures totaled $2.8 million consisting primarily of capital investments in our Pennsylvania and Indiana facilities partially offset by $0.6 million received from the sale of property, plant, and equipment.

Financing activities

Financing activities used $1.6 million of cash for the year ended December 29, 2012 as compared with cash used of $13.5 million for the year ended December 31, 2011. Net long-term debt payments consisted of net borrowings from the Company's revolving line of credit of $2.4 million which were offset by the $3.0 million net payoff of a capital lease obligation under a sale and leaseback transaction, and the $0.7 million early payoff of obligations under industrial revenue bonds. Additionally, debt refinancing activities during 2012 unfavorably impacted cash flow by approximately $0.4 million.

Financing activities used $13.5 million of cash for the year ended December 31, 2011 as compared with cash used of $0.7 million for the year ended December 25, 2010. The Company paid down its revolving line of credit by $13.9 million during 2011. This was partially offset by approximately $2.9 million of net proceeds from a sale-leaseback transaction involving our California manufacturing facility as described in Note 6 of the Notes to Consolidated Financial Statements. Additionally, debt refinancing activities during 2011 unfavorably impacted cash flow by approximately $2.4 million.

Capital Resources

Revolving Line of Credit

On October 18, 2010, the Company entered into an Amended and Restated Credit Agreement with JPMorgan Chase Bank ("JPMC") which was effective as of September 30, 2010 and provided the Company with a revolving line of credit of up to $30.0 million through December 31, 2011. Interest on outstanding borrowings under the revolving line of credit was based on the JPMC prime rate or certain basis points above LIBOR depending on the pricing option selected and the Company's leverage ratio (an effective rate of 5.09% at December 25, 2010).

On September 14, 2011, the Company entered into a Credit Agreement (the "2011 Credit Agreement") with Wells Fargo. The 2011 Credit Agreement provides the Company a revolving line of credit of up to $45.0 million subject to a monthly borrowing base calculation. The term of this revolving line of credit was for a period ending on September 14, 2015. Upon the occurrence of certain events of default or the failure to maintain the defined minimum percentage of availability, the Company was required to comply with two financial covenants. These financial covenants consisted of a minimum fixed charge coverage ratio and limitations on annual capital expenditures. No events of default existed, and the Company's availability was in excess of the required amount as of December 31, 2011.

The loan proceeds received in conjunction with the 2011 Credit Agreement were used to repay in full all of the obligations owed to JPMC under that certain Amended and Restated Credit Agreement dated as of September 30, 2010.

As of December 31, 2011, the outstanding balance under the 2011 Credit Agreement was approximately $11.7 million, and the Company had unused credit capacity of approximately $12.3 million. Interest on outstanding borrowings under the 2011 Credit Agreement was based on the Wells Fargo prime rate, or LIBOR, depending on the pricing option selected and the Company's leverage ratio which resulted in an effective rate of 3.04% at December 31, 2011.

On December 19, 2012, the Company entered into a revised Credit Agreement (the "2012 Credit Agreement") with Wells Fargo. The 2012 Credit Agreement provides to the Company a revolving line of credit of up to $45.0 million. The five-year term of this revolving line of credit expires on December 19, 2017. The revolving line of credit bears interest at (i) LIBOR plus a margin which varies from 1.50% to 2.50% based upon a leverage ratio of total indebtedness to trailing four quarter EBITDA or (ii) the higher of (a) the prime rate and (b) the federal funds rate plus 0.50% plus a margin which varies from 0.50% to 1.50% based upon the debt to EBITDA leverage ratio.

Pursuant to the terms of the 2012 Credit Agreement, the Company and one or more lenders (if there are additional lenders other than the initial lender) intend to establish a secured term loan facility secured by real property and improvements and an aggregate original principal amount of at least $10.0 million. If the parties to the Credit Agreement do not establish the secured term loan facility before March 29, 2013, then the revolving credit commitment shall be permanently reduced by $10.0 million effective as of March 29, 2013. The Company expects to establish the secured term loan facility by March 29, 2013.

A portion of the amounts received under the 2012 Credit Agreement has been used to repay in full all of the obligations of the Company and certain of the guarantors owing to Wells Fargo under the 2011 Credit Agreement.

A portion of the amounts received under the 2012 Credit Agreement has been used to exercise a lease option to purchase certain real estate and improvements located in the State of California which the Company's wholly-owned operating subsidiary had previously leased under a Lease Agreement, dated May 12, 2011, from BFG2011 Limited Liability Company ("BFG"). The option purchase price was $4.1 million. The Company's wholly-owned operating subsidiary held a 35.48% interest in BFG. Messrs. William J. Barrett, Edward T. Flynn, and Herbert M. Gardner, all of whom are directors of the Company, held a combined ownership interest in BFG in the amount of 64.52%.

A portion of the amounts received in conjunction with the 2012 Credit Agreement has been used to exercise lease options to purchase certain real estate and improvements located in the States of Indiana and Georgia which the Company's wholly-owned operating subsidiary had previously leased under two separate Lease Agreements, both dated July 25, 1988, from G-2 Ltd. ("G-2"). The option purchase prices were $3.6 million and $1.8 million for the Indiana and Georgia properties, respectively. The Company's wholly-owned operating subsidiary was the general partner of G-2 holding a one percent interest. Messrs. Barrett, Robert J. Campbell, and Gardner, all of whom are directors of the Company, each held ownership interests in G-2 in the amount of 12.375%, respectively.

As of December 29, 2012, the outstanding balance under the 2012 Credit Agreement was approximately $14.1 million, and the Company had unused credit capacity of approximately $30.9 million. Interest on outstanding borrowings under the 2012 Credit Agreement was based on the Wells Fargo prime rate, or LIBOR, depending on the pricing option selected and the Company's leverage ratio, as defined in the 2012 Credit Agreement, resulting in an effective rate of 2.66% at December 29, 2012. Pursuant to the 2012 Credit Agreement, the financial covenants include a consolidated total leverage ratio, a consolidated fixed charge coverage ratio, and a limitation on annual capital expenditures. As of December 29, 2012, the Company was in compliance with all three financial covenants.

Other Long-Term Debt

In May of 2011, the Company's wholly-owned operating subsidiary entered into a sale-leaseback transaction with BFG to sell its California manufacturing facility (the "California Real Estate") and utilize the proceeds to pay down certain obligations to JPMC. The facility was then leased back to the Company's wholly-owned operating subsidiary.

The transaction provided the Company with $4,100,000 comprised of the following amounts: (a) a $100,000 cash down payment, (b) $3,000,000 paid in cash at the closing, (c) a grant to the Company's wholly-owned operating subsidiary of the 35.48% equity interest in BFG valued at $495,000 (included in other assets on the October 1, 2011 balance sheet), and (d) a credit in the amount of $505,000 based on the lack of brokerage commissions and the nature of the transaction. The Company's wholly-owned operating subsidiary paid the closing costs associated with the transaction including the escrow fees, transfer taxes, title policies, and other transaction costs.

Concurrently with the closing of the sale of the California Real Estate to BFG, the Company's wholly-owned operating subsidiary leased from BFG the California Real Estate (the "Sale Leaseback Transaction") for a term of 20 years. The base rent for the first five years of the term was $24,000 per month. The lease was a triple net lease, and the Company's wholly-owned operating subsidiary was responsible for payment of all costs relating to the leased premises, including state income taxes on rental income received. The Company's wholly-owned operating subsidiary had a purchase option and right of first refusal with respect to the California Real Estate through April 30, 2016. In addition, the Company's wholly-owned operating subsidiary had a one-time right of first offer with respect to the California Real Estate that continued until the expiration of the term of the Lease. In connection with the Sale Leaseback Transaction, the Company received an independent appraisal, and a fairness opinion issued by a third party valuation consultant stating that the proposed transactions were fair from a financial point of view to the Company and its stockholders.

A portion of the amounts received under the 2012 Credit Agreement has been used to terminate the lease by exercising the option to purchase. The option purchase price was $4.1 million.

The outstanding principal amount under the 2011 Credit Agreement as of December 31, 2011 was $3.5 million at an interest rate of 5.5%. Of this amount, $0.1 million and $3.4 million were included in current maturities of long term debt and long term debt, respectively, in the accompanying balance sheet at December 31, 2011.

Summary of Liquidity and Capital Resources

The Company's primary capital needs are for working capital demands, to meet its debt service obligations, and finance capital expenditure requirements. Cash generated from operations, and borrowings available under our 2012 Credit Agreement, are expected to be sufficient to finance the known and/or foreseeable liquidity and capital needs of the Company for at least the next 12 months based on our current cash flow budgets and forecasts of our liquidity needs.

Contractual Obligations

The Company's fixed, noncancelable obligations as of December 29, 2012 were as follows:

	Payments due by period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Debt (a)	$ 14,105,997	$ 16,934	$ -	$ 14,089,063	$ -
Operating leases (b)	102,250	39,250	54,000	9,000	-
Total	$ 14,208,247	$ 56,184	$ 54,000	$ 14,098,063	$ -

(a) Amounts are included on the Consolidated Balance Sheets. See Note 6 of the Notes to Consolidated Financial Statements for additional information regarding debt and related matters.

(b) See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding property leases.

The Company's historical practice has been to exclude the interest payments from the contractual obligations table due to the variability of its interest rates and the variability in its revolving line of credit which represented 99% of its debt obligations at December 29, 2012.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial position and results of operations are based upon the Company's consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. The Company's significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. In management's opinion, the Company's critical accounting policies include revenue recognition, allowance for doubtful accounts, excess and obsolete inventories, inventory relief, fair value of assets held for sale, accrued insurance, and accrued warranty.

Revenue Recognition - The Company generally recognizes revenue when products are shipped to the customer. Revenue on certain customer requested bill and hold transactions is recognized after the customer is notified that the products have been completed according to customer specifications, have passed all of the Company's quality control inspections, and are ready for delivery based on established delivery terms.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts which is determined by management based on the Company's historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables against the allowance when all attempts to collect the receivable have failed.

Excess and Obsolete Inventories - The Company must make estimates regarding the future use of raw materials and finished products and provide for obsolete or slow-moving inventories. Periodically, management reviews inventories and adjusts the excess and obsolete reserves based on product life cycles, product demand, and/or market conditions.

Inventory Relief - For monthly and quarterly financial reporting, cost of sales is recorded and inventories are relieved by the use of standard bills of material adjusted for scrap and other estimated factors affecting inventory relief. Because of our large and diverse product line and the customized nature of each order, it is difficult to place full reliance on the bills of material for accurate relief of inventories. Although the Company continues to refine the process of creating accurate bills of materials, manual adjustments (which are based on estimates) are necessary in an effort to assure correct relief of inventories for products sold. The calculations to estimate costs not captured in the bill of materials take into account the customized nature of products, historical inventory relief percentages, scrap variances, and other factors which could impact inventory cost relief.

The accuracy of the inventory relief is not fully known until physical inventories are conducted at each of the Company's locations. We conduct semi-annual physical inventories at a majority of locations and schedule them in a manner that provides coverage in each of our calendar quarters. As of December 29, 2012, the Company reported inventories of $32.3 million, 100% of which was subject to a physical inventory during the fourth quarter. We have invested significant resources in our continuing effort to improve the physical inventory process and accuracy of our inventory accounting system.

Fair Value of Assets Held for Sale - The Company evaluates the carrying value of property held for sale whenever events or changes in circumstances indicate that a property's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, or (2) a significant adverse change in the extent or manner in which an asset is used. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The Company estimates the fair value of its properties held for sale based on appraisals and other current market data.

Accrued Insurance - The Company has a self-insured retention against product liability claims with insurance coverage over and above the retention. The Company is also self-insured for a portion of its employee medical benefits and workers' compensation. Product liability claims are routinely reviewed by the Company's insurance carrier, and management routinely reviews other self-insurance risks for purposes of establishing ultimate loss estimates. In addition, management must determine estimated liability for claims incurred but not reported. Such estimates, and any subsequent changes in estimates, may result in adjustments to our operating results in the future.

Accrued Warranty - The Company provides limited warranties for periods of up to five years from the date of retail sale. Estimated warranty costs are accrued at the time of sale and are based upon historical experience.

Forward-Looking Statements

This report contains forward-looking statements, other than historical facts, which reflect the view of management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that the expectations reflected in such forward-looking statements are reasonable, and it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, an economic slowdown in the specialized vehicle industry, restrictions on financing imposed by the Company's primary lender or major chassis suppliers, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current view of management with respect to future events and are subject to those factors and other risks, uncertainties, and assumptions relating to the operations, results of operations, cash flows, and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Supreme Industries, Inc.

We have audited the accompanying consolidated balance sheets of Supreme Industries, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule, Schedule II — Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supreme Industries, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Crowe Horwath LLP

South Bend, Indiana
March 22, 2013

Supreme Industries, Inc. And Subsidiaries
Consolidated Balance Sheets
December 29, 2012 and December 31, 2011

	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 59,056	$ 106,833
Investments	2,887,172	924,016
Accounts receivable, net of allowance for doubtful accounts of $100,000 in 2012 and $200,000 in 2011	18,781,735	22,040,297
Refundable income taxes	526,817	629,162
Inventories	32,308,931	38,134,862
Deferred income taxes	2,298,181	-
Assets held for sale	2,149,760	5,206,206
Other current assets	1,995,634	2,468,211
Total current assets	61,007,286	69,509,587
Property, plant and equipment, net	42,937,988	33,530,057
Other assets	1,142,809	1,683,718
Total assets	$ 105,088,083	$104,723,362
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 16,934	$ 246,192
Trade accounts payable	11,936,544	21,424,434
Accrued wages and benefits	2,642,433	2,888,684
Accrued self-insurance	2,430,674	2,307,368
Customer deposits	1,428,997	2,410,975
Accrued warranty	1,609,000	1,588,000
Accrued income taxes	519,611	719,611
Other accrued liabilities	1,779,215	2,502,284
Total current liabilities	22,363,408	34,087,548
Long-term debt	14,089,063	15,702,467
Deferred income taxes	1,472,730	-
Total liabilities	37,925,201	49,790,015
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred Stock, $1 par value; authorized 1,000,000 shares, none issued	-	-
Class A Common Stock, $.10 par value; authorized 20,000,000 shares, issued 15,417,656 shares in 2012 and 15,330,614 in 2011	1,541,766	1,533,061
Class B Common Stock, convertible into Class A Common Stock on a one-for-one basis, $.10 par value; authorized 5,000,000 shares, issued 1,716,937 shares in 2012 and 2011	171,694	171,694
Additional paid-in capital	68,953,487	71,463,799
Retained earnings	12,154,745	321,760
Treasury stock, Class A Common Stock, at cost, 1,893,446 shares in 2012 and 2,243,446 in 2011	(15,668,055)	(18,564,266)
Accumulated other comprehensive income	9,245	7,299
Total stockholders' equity	67,162,882	54,933,347
Total liabilities and stockholders' equity	$105,088,083	$104,723,362

See accompanying notes to consolidated financial statements.

Supreme Industries, Inc. And Subsidiaries
Consolidated Statements of Comprehensive Income
for the years ended December 29, 2012, December 31, 2011 and December 25, 2010

	2012	2011	2010
Net sales	$ 286,140,112	$ 300,360,689	$ 221,150,099
Cost of sales	242,644,088	267,865,673	202,908,621
Gross profit	43,496,024	32,495,016	18,241,478
Selling, general and administrative expenses	32,219,061	27,653,505	22,373,603
Legal settlement and related costs	-	2,182,091	2,316,786
Impairment of assets held for sale	-	-	1,079,807
Other income	(1,217,057)	(850,420)	(614,578)
Operating income (loss)	12,494,020	3,509,840	(6,914,140)
Interest expense	971,225	2,243,249	1,387,506
Income (loss) from continuing operations before income taxes	11,522,795	1,266,591	(8,301,646)
Income tax (benefit) expense	(310,190)	(401,000)	499,625
Income (loss) from continuing operations	11,832,985	1,667,591	(8,801,271)
Discontinued operations			
Operating loss of discontinued Oregon operations, net of tax	-	(876,920)	(1,657,676)
Operating loss of discontinued motorhome operations, net of tax	-	-	(1,239,113)
Net income (loss)	11,832,985	790,671	(11,698,060)
Other comprehensive income	1,946	7,088	276,786
Total comprehensive income (loss)	$ 11,834,931	$ 797,759	$ (11,421,274)
Basic income (loss) per share:			
Income (loss) from continuing operations	$ 0.78	$ 0.11	$ (0.62)
Loss from discontinued operations	-	(0.06)	(0.20)
Net income (loss)	$ 0.78	$ 0.05	$ (0.82)
Diluted income (loss) per share:			
Income (loss) from continuing operations	$ 0.77	$ 0.11	$ (0.62)
Loss from discontinued operations	-	(0.06)	(0.20)
Net income (loss)	$ 0.77	$ 0.05	$ (0.82)
Shares used in the computation of income (loss) per share:			
Basic	15,194,823	14,808,171	14,305,866
Diluted	15,440,484	15,030,772	14,305,866

See accompanying notes to consolidated financial statements

Supreme Industries, Inc. And Subsidiaries
Consolidated Statements of Stockholders' Equity
for the years ended December 29, 2012, December 31, 2011 and December 25, 2010

	Class A Common Stock		Class B Common Stock		Additional	Retained	Treasury	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Stock	Income (Loss)	Equity
Balance, December 26, 2009	14,704,399	$ 1,470,440	2,161,058	$216,106	$ 71,185,093	$ 11,450,213	$ (21,771,537)	$ (276,575)	$ 62,273,740
Net loss	-	-	-	-	-	(11,698,060)	-	-	(11,698,060)
Unrealized gain on hedge activity, net of tax	-	-	-	-	-	-	-	248,000	248,000
Unrealized holding gain on investments, net of tax	-	-	-	-	-	-	-	28,786	28,786
Exercise of stock options	1,766	177	-	-	2,323	-	-	-	2,500
Issuance of 22,220 shares of treasury stock	-	-	-	-	-	(133,764)	183,759	-	49,995
Issuance of restricted stock	87,152	8,715	-	-	435,181	-	-	-	443,896
Conversion of Class B shares to Class A shares	444,121	44,412	(444,121)	(44,412)	-	-	-	-	-
Stock-based compensation	-	-	-	-	102,943	-	-	-	102,943
Balance, December 25, 2010	15,237,438	1,523,744	1,716,937	171,694	71,725,540	(381,611)	(21,587,778)	211	51,451,800
Net income	-	-	-	-	-	790,671	-	-	790,671
Unrealized holding gain on investments, net of tax	-	-	-	-	-	-	-	7,088	7,088
Exercise of stock options	26,920	2,692	-	-	45,893	-	-	-	48,585
Issuance of 350,000 shares of treasury stock	-	-	-	-	(712,212)	-	2,896,212	-	2,184,000
Issuance of 41,672 shares of common stock	41,672	4,167	-	-	115,833	-	-	-	120,000
Issuance of 15,384 shares of treasury stock	-	-	-	-	-	(87,300)	127,300	-	40,000
Issuance of restricted stock	24,584	2,458	-	-	81,546	-	-	-	84,004
Stock-based compensation	-	-	-	-	207,199	-	-	-	207,199
Balance, December 31, 2011	15,330,614	1,533,061	1,716,937	171,694	71,463,799	321,760	(18,564,266)	7,299	54,933,347
Net income	-	-	-	-	-	11,832,985	-	-	11,832,985
Unrealized holding gain on investments, net of tax	-	-	-	-	-	-	-	1,946	1,946
Issuance of 350,000 shares of treasury stock	-	-	-	-	(2,896,211)	-	2,896,211	-	-
Exercise of stock options	58,804	5,881	-	-	94,528	-	-	-	100,409
Stock-based compensation	28,238	2,824	-	-	291,371	-	-	-	294,195
Balance, December 29, 2012	15,417,656	$ 1,541,766	1,716,937	$171,694	$ 68,953,487	$ 12,154,745	$ (15,668,055)	$ 9,245	$ 67,162,882

See accompanying notes to consolidated financial statements.

Supreme Industries, Inc. And Subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 29, 2012, December 31, 2011 and December 25, 2010

	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 11,832,985	$ 790,671	$ (11,698,060)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation	2,921,624	3,030,790	3,706,246
Impairment charges	-	-	1,839,846
Treasury stock issued for legal settlement	-	2,184,000	-
Amortization and write-off of debt issuance costs	392,518	1,224,954	-
Provision for losses on doubtful receivables	30,034	151,915	52,422
Deferred income taxes	(825,451)	-	413,140
Stock-based compensation expense	294,195	451,203	596,834
Gain on sale of property, plant, and equipment, net	(353,007)	(191,108)	(11,618)
Changes in operating assets and liabilities			
Accounts receivable	3,228,527	(2,514,944)	1,091,452
Inventories	5,825,931	(907,713)	(3,692,509)
Other current assets	574,922	(228,056)	4,361,804
Trade accounts payable	(9,487,890)	9,852,532	1,665,473
Other current liabilities	(2,005,044)	625,599	3,012,112
Net cash from operating activities	12,429,344	14,469,843	1,337,142
Cash flows from investing activities:			
Proceeds from sale of property, plant, and equipment	4,239,153	579,400	645,349
Additions to property, plant and equipment	(13,159,255)	(2,766,344)	(1,949,753)
Proceeds from sale of investments	-	304,755	1,470,067
Purchases of investments	(1,963,156)	(12,852)	(989,928)
Decrease in other assets	29,878	8,746	8,746
Net cash from investing activities	(10,853,380)	(1,886,295)	(815,519)
Cash flows from financing activities:			
Proceeds from revolving line of credit and other long-term debt	295,080,663	121,630,314	70,426,152
Repayments of revolving line of credit and other long-term debt	(296,428,325)	(132,821,867)	(71,122,639)
Debt issuance costs	(376,488)	(2,383,794)	-
Proceeds from exercise of stock options	100,409	48,585	2,500
Net cash from financing activities	(1,623,741)	(13,526,762)	(693,987)
Change in cash and cash equivalents	(47,777)	(943,214)	(172,364)
Cash and cash equivalents, beginning of year	106,833	1,050,047	1,222,411
Cash and cash equivalents, end of year	$ 59,056	$ 106,833	$ 1,050,047
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest, net	$ 792,810	$ 1,363,223	$ 1,485,860
Income taxes, net	1,264,905	(50,133)	(4,499,054)

See accompanying notes to consolidated financial statements.

Supreme Industries, Inc. And Subsidiaries
Notes to Consolidated Financial Statements

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES.

Supreme Industries, Inc. and its subsidiaries (collectively the "Company") manufacture specialized vehicles including truck bodies, buses, and armored vehicles. The Company's core products include cutaway and dry-freight van bodies, refrigerated units, stake bodies, and other specialized vehicles including shuttle buses. At December 29, 2012, the Company operated at eight manufacturing, distribution, and component manufacturing locations. The Company's customers are located principally in the United States of America.

Revised Financial Statements - As disclosed in the Company's quarterly report on Form 10-Q for the period ended June 30, 2012, as a result of its recent implementation of a perpetual inventory system, the Company determined that certain of its previously filed financial statements contained errors related to revenue recognition whereby beginning in the third quarter of 2009 and continuing through the first quarter of 2012 revenue at the Texas armored division plant was inappropriately recognized prior to the product being delivered to a customer due to an irregularity. The Company concluded that the errors were isolated to this one location and were not material. In order to assess materiality with respect to the errors, the Company considered Staff Accounting Bulletin ("SAB") 99, Materiality and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and determined that the impact of the errors on prior period consolidated financial statements was immaterial. Accordingly, the Company's consolidated balance sheet as of December 31, 2011, and the consolidated statements of comprehensive income for the years ended December 31, 2011 and December 25, 2010, were revised and reflect the correction of these immaterial errors. Correction of the errors in the Company's consolidated balance sheet as of December 31, 2011 resulted in an increase in inventories of approximately $2,102,000, a decrease in accounts receivable of approximately $2,102,000, an increase in customer deposits of approximately $377,000, and a decrease to retained earnings of approximately $377,000. The following table summarizes the impact on the Company's consolidated statements of comprehensive income:

	Year Ended December 31, 2011		Year Ended December 25, 2010	
	As Reported	As Revised	As Reported	As Revised
Net sales	$ 300,807,958	$300,360,689	$ 220,888,586	$ 221,150,099
Net income (loss)	$ 686,938	$ 790,671	$ (11,529,081)	$ (11,698,060)

The following is a summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements:

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Supreme Industries, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year End - The Company's fiscal year ends the last Saturday in December. The fiscal years ended December 29, 2012 and December 25, 2010 each contained 52 weeks. The fiscal year ended December 31, 2011 contained 53 weeks.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include but are not limited to, inventory relief and valuation, accrued warranties and income taxes.

Revenue Recognition - The production of specialized truck bodies, buses, and armored vehicles starts when an order is received from the customer, and revenue is recognized when the unit is shipped to the customer. Revenue on certain customer-requested bill and hold transactions is recognized subsequent to when the customer is notified that the products have been completed according to customer specifications, have passed all of the Company's quality control inspections, and are ready for delivery based upon established delivery terms. Net sales are net of cash discounts which the Company offers its customers in the ordinary course of business.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued

Concentration of Credit Risk - Concentration of credit risk is limited due to the large number of customers and their dispersion among many different industries and geographic regions. The Company's export sales are minimal. No single customer, or group of customers, accounted for 10% or greater of the Company's consolidated net sales for the fiscal years ended in 2012 and 2010. During 2011, one of the Company's customers accounted for approximately 20% of consolidated net sales. No single customer, or group of customers, accounted for 10% or greater of the Company's total trade accounts receivable as of December 29, 2012 and December 31, 2011.

Financial Instruments and Fair Values - The Company has utilized interest rate swap agreements to reduce the impact of changes in interest rates on certain of its floating rate debt. The swap agreements are contracts to exchange the debt obligation's LIBOR floating rate (exclusive of the applicable spread) for fixed rate interest payments over the term of the swap agreement without exchange of the underlying notional amounts. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure of credit loss. The differential paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

At December 27, 2008, the Company had an interest rate swap agreement outstanding with a notional amount of $15.0 million. The interest rate swap agreement provided a 4.71% fixed interest rate and was scheduled to mature on July 28, 2010. The interest rate swap agreement was designated and qualified as a cash flow hedging instrument. It was fully effective, resulting in no net gain or loss recorded in the consolidated statements of comprehensive income.

Effective December 23, 2009, the Company terminated its interest rate swap arrangement and paid $375,000, the fair value of the swap on such date. As the terminated swap arrangement was no longer an effective hedge against changes in interest rates, the swap was de-designated. The Company amortized the loss on the swap included in other comprehensive income as of the date of the de-designation utilizing the straight-line method over the remaining life of the swap which matured on July 28, 2010.

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is as follows:

> Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of cash and cash equivalents, accounts receivable, and trade accounts payable approximated fair value as of December 29, 2012 and December 31, 2011 because of the relatively short maturities of these financial instruments. The carrying amount of long-term debt, including current maturities, approximated fair value as of December 29, 2012 and December 31, 2011, based upon terms and conditions available to the Company at those dates in comparison to the terms and conditions of its outstanding long-term debt.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments - The Company categorizes its investments as trading, available-for-sale, or held-to-maturity. The Company's investments are comprised of available-for-sale securities and are carried at fair value with unrealized gains and losses, net of applicable income taxes, recorded within accumulated other comprehensive income (loss). The Company determined fair values of investments available for-sale by obtaining quoted prices on nationally recognized securities exchanges (Level 1

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued

inputs). Dividend and interest income are accrued as earned. The Company reviews its investments quarterly for declines in market value that are other than temporary.

Accounts Receivable - The Company accounts for trade receivables based on the amounts billed to customers. Past due receivables are determined based on contractual terms. The Company does not accrue interest on any of its trade receivables.

Allowance for Doubtful Accounts - The allowance for doubtful accounts is determined by management based on the Company's historical losses, specific customer circumstances, and general economic conditions. Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables against the allowance when all attempts to collect the receivable have failed.

Inventories - Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

Assets Held For Sale - The Company previously made the decision to cease operations at a number of its facilities and is actively pursuing their sales. The Company evaluates the carrying value of property held for sale whenever events or changes in circumstances indicate that a property's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, or (2) a significant adverse change in the extent or manner in which an asset is used. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The Company estimated the fair value of its properties held for sale based on appraisals and other current market data. During the year ended 2010, the Company recorded non-cash charges to reflect impairment of certain assets held for sale totaling $1.8 million. The impairment charges, classified in impairment of assets held for sale and discontinued operations, represented management's best estimate of the fair value of the assets based on current market conditions. During the year ended December 29, 2012, the Company sold certain assets held for sale and recorded a net gain of $0.3 million. As of December 29, 2012 the following locations were held for sale: Wilson, North Carolina; one facility in Goshen, Indiana; and St. Louis, Missouri. The Company has a signed purchase agreement for the Goshen, Indiana property classified as held for sale, which is expected to close on March 29, 2013. As of December 31, 2011 the following locations were held for sale: Woodburn, Oregon; Wilson, North Carolina; one facility in Ligonier, Indiana; Streetsboro, Ohio; Apopka, Florida; and St. Louis, Missouri.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation is provided based on the straight-line method over the estimated useful lives of the assets. The useful life of each class of property is as follows: land improvements (22 years); buildings (40 years); and machinery and equipment (3 to 10 years). For financial reporting purposes, leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the asset or term of the lease, except for the leasehold improvements associated with the leased facilities in Goshen, Indiana, and Griffin, Georgia, which were leased from a related party (a partnership whose partners included four directors/stockholders of the Company). These related party leases included a provision whereby upon termination of the leases, the lessor was obligated to pay the lessee a cash payment equal to the unamortized balance of any leasehold improvements. Accordingly, leasehold improvements to these leased facilities were amortized over the useful life of the asset (15 to 40 years). The Company exercised its option to purchase these leased facilities during 2012. Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in operations (included in other income in the consolidated statements of comprehensive income). Expenditures for repairs and maintenance are charged to operations as incurred. Betterments and major renewals are capitalized and recorded in the appropriate asset accounts.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Continued

Evaluation of Impairment of Long-Lived Assets - The Company evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Company evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash inflows resulting from use of the assets. The Company determined there were no such impairments in 2012 and 2011. As discussed above, during the year ended 2010, the Company recorded non-cash charges to reflect impairment of certain real estate and equipment totaling $1.8 million. The impairment charges, classified in impairment of assets held for sale and discontinued operations, represented management's best estimate of the fair value of the long-lived assets based on current market conditions.

Stock-Based Compensation - The Company records all stock-based payments to employees, including grants of employee stock options, in the consolidated statements of comprehensive income based on their fair values at the date of grant.

Restricted stock awards are valued based upon the closing market price of the Company's stock on the date of grant. The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends.

Compensation expense (net of estimated forfeitures) relative to stock-based awards (see Note 8), included in the consolidated statements of comprehensive income for the years ended December 29, 2012, December 31, 2011, and December 25, 2010, was $294,195, $451,203 and $596,834, respectively. The weighted-average assumptions utilized in the determination of stock compensation expense relating to stock options were as follows:

	2010
Risk free interest rate	1.90 %
Expected life	7.0 years
Expected volatility	48.82 %
Expected dividends	— %

There were no stock options issued during the years ended December 29, 2012 and December 31, 2011.

The risk-free interest rate is determined based on observed U.S. Treasury yields in effect at the time of grant for maturities equivalent to the expected life of the option. The expected life of the option (estimated average period of time the option will be outstanding) is estimated based on the historical exercise behavior of employees with executives displaying somewhat longer holding periods than other employees. Expected volatility is based on historical volatility measured daily for a time period equal to the expected life of the option ending on the day of grant. The expected dividend yield is estimated based on the dividend yield at the time of grant as adjusted for expected dividend increases and historical payout policy.

Warranty - The Company provides limited product warranties for periods of up to five years from the date of retail sale. Estimated warranty costs are provided at the time of sale and are based upon historical experience. Warranty activity for the years ended December 29, 2012, December 31, 2011, and December 25, 2010 is as follows:

	2012	2011	2010
Accrued warranty, beginning of year	$ 1,588,000	$ 1,636,000	$ 1,377,000
Warranty expense	1,361,626	1,757,367	2,405,774
Warranty claims paid	(1,340,626)	(1,805,367)	(2,146,774)
Accrued warranty, end of year	$ 1,609,000	$ 1,588,000	$ 1,636,000

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES, Concluded

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings (Loss) Per Share - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding plus the dilutive effect of stock options and restricted stock awards. The stock options and restricted stock awards were not included in the 2010 computation of diluted earnings per share since their effect would have been anti-dilutive.

Comprehensive Income (Loss) - Other comprehensive income (loss) refers to revenues, expenses, gains, and losses that, under generally accepted accounting principles, are included in comprehensive income (loss) but are excluded from net income (loss) since these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) is comprised of unrealized gains and losses on hedge activities and available-for-sale securities, net of tax.

Segment Information - The Company's principal business is manufacturing specialized vehicles. Management has not separately organized the business beyond specialized vehicles (includes three categories of products) and manufacturing processes. The fiberglass manufacturing subsidiary constitutes a segment, however this segment does not meet the quantitative thresholds for separate disclosure. The fiberglass manufacturing subsidiary's revenues are less than ten percent of consolidated revenues, the absolute amount of its net income (loss) is less than ten percent of the absolute amount of consolidated net income (loss), and finally, its assets are less than ten percent of consolidated assets.

Net sales from continuing operations consist of the following:

	2012	2011	2010
Specialized vehicles:			
Trucks	$ 211,971,626	$ 218,927,753	$ 122,489,740
Buses	55,025,147	60,640,186	69,951,326
Armored vehicles	16,180,244	18,505,470	24,860,607
	283,177,017	298,073,409	217,301,673
Fiberglass products	2,963,095	2,287,280	3,848,426
	$ 286,140,112	$ 300,360,689	$ 221,150,099

2. DISCONTINUED OPERATIONS.

Effective December 25, 2010, the Company decided to cease operations at its Woodburn, Oregon manufacturing facility. The Oregon operations were discontinued due to the Company's decision to exit this unprofitable geographic region. The Oregon facility and equipment were classified as held for sale as of December 31, 2011 and December 25, 2010, and an asset impairment charge of approximately $277,000 was taken during the year ended December 25, 2010. The facility and equipment were sold on August 31, 2012 at an insignificant loss.

2. DISCONTINUED OPERATIONS, Concluded

The 2011 and 2010 operating results for the Woodburn, Oregon location are classified as discontinued operations, and prior years' operating results have been reclassified to discontinued operations as follows:

	2011	2010
Net sales	$ 3,372,508	$ 7,755,977
Pretax loss from operations	(876,920)	(1,657,676)
Net loss	(876,920)	(1,657,676)

In the fourth quarter of 2009, the Company terminated its Silver Crown luxury motorhome product line. This decision was triggered by a significant reduction of new motorhome sales orders and the cancellation of existing sales orders due to the extremely tight credit markets caused by the economic recession. The Company decided to exit the motorhome product line as part of a plan to focus on core truck, bus and armored products and to reduce overall fixed costs.

The Silver Crown facility in White Pigeon, Michigan was classified as held for sale as of December 25, 2010, and an asset impairment charge of approximately $483,000 was taken during the year ended December 25, 2010. There were also additional losses incurred in 2010 relating to the wind down of the operations which are reflected in the statements of comprehensive income. During 2011, the Company entered into a lease agreement with an unrelated party and subsequently reclassified the facility from assets held for sale to property, plant, and equipment.

The operating results for the Silver Crown division are classified as discontinued operations as follows:

	2010
Net Sales	$ 1,967,884
Pretax loss from operations	(1,239,113)
Net loss	(1,239,113)

3. INVESTMENTS.

Investment securities consist of the following:

	2012	2011
Intermediate bond fund-cost	$ 2,877,927	$ 916,717
Unrealized gains	9,245	7,299
Intermediate bond fund-fair value	$ 2,887,172	$ 924,016

There were no sales of securities during 2012. Sales of securities were $304,755 and $1,470,067 during 2011 and 2010, respectively, and resulted in gains/(losses) of $(8,787) and $3,344, respectively. Investment income (included in other income) consisted of dividend income and aggregated $10,197, $12,852, and $36,536 for the years ended 2012, 2011, and 2010 respectively.

4. INVENTORIES.

Inventories consist of the following:

	2012	2011
Raw materials	$ 21,557,053	$ 22,193,744
Work-in-progress	3,654,801	6,748,162
Finished goods	7,097,077	9,192,956
Total	$ 32,308,931	$ 38,134,862

5. PROPERTY, PLANT AND EQUIPMENT.

Property, plant and equipment consist of the following:

	2012	2011
Land	$ 4,144,158	$ 3,819,321
Land improvements	6,442,647	5,725,384
Buildings	40,084,004	24,746,172
Leasehold improvements (See Note 6)	-	6,891,079
Machinery and equipment	42,124,850	40,596,930
	92,795,659	81,778,886
Less, Accumulated depreciation and amortization	49,857,671	48,248,829
Property, plant and equipment, net	$ 42,937,988	$ 33,530,057

6. LONG-TERM DEBT.

Long-term debt consists of the following:

	2012	2011
Revolving line of credit	$ 14,089,063	$ 11,653,460
Capital lease obligation under a sale / leaseback transaction, fixed rate of 5.5%, payable in monthly installments, collateralized by real estate	-	3,528,374
Obligation under industrial development revenue bonds, variable rates, collateralized by real estate	-	700,000
Term loan, payable in monthly installments including interest at a fixed rate of 2.75%, with final maturity in May 2013, collateralized by specific equipment	16,934	66,825
Total	14,105,997	15,948,659
Less, current maturities	16,934	246,192
Long-term debt	$ 14,089,063	$ 15,702,467

Revolving Line of Credit

On October 18, 2010, Supreme Industries, Inc. entered into an Amended and Restated Credit Agreement with JPMorgan Chase Bank ("JPMC") which agreement was effective as of September 30, 2010. Under the terms of the agreement, JPMC agreed to provide the Company with a revolving line of credit of up to $30.0 million through December 31, 2011. Interest on outstanding borrowings under the revolving line of credit was based on the JPMC prime rate or certain basis points above LIBOR depending on the pricing option selected and the Company's leverage ratio, as defined.

On September 14, 2011, Supreme Industries, Inc., as Parent (the "Parent"), Supreme Indiana Operations, Inc. ("Supreme Indiana"), and certain of its subsidiaries who are signatories to the Credit Agreement (collectively, the "2011 Borrowers") entered into a Credit Agreement (the "2011 Credit Agreement") with Wells Fargo.

6. LONG-TERM DEBT, Continued

Under the terms of the 2011 Credit Agreement, Wells Fargo agreed to provide to the 2011 Borrowers a revolving line of credit of up to $45.0 million, subject to a monthly borrowing base calculation. The term of this revolving line of credit was for a period ending on September 14, 2015. Upon the occurrence of certain events of default or the failure to maintain the defined minimum percentage of availability, the Company was required to comply with two financial covenants. These financial covenants consisted of a minimum fixed charge coverage ratio and limitations on annual capital expenditures. No events of default existed, and the Company's availability was in excess of the required amount as of December 31, 2011.

The loan proceeds received in conjunction with the 2011 Credit Agreement were used to repay in full all of the obligations of Borrowers owing to JPMC under a certain Amended and Restated Credit Agreement dated as of September 30, 2010.

In connection with the 2011 Credit Agreement, certain mortgages and deeds of trust covering real property were given as collateral to secure the revolving line of credit. As additional collateral for the repayment of the revolving line of credit, the 2011 Borrowers, and certain additional subsidiaries, signed and delivered to Wells Fargo a Security Agreement, dated as of September 14, 2011, granting to Wells Fargo security interests in all personal property owned by them.

On September 14, 2011, in connection with the 2011 Credit Agreement, Parent and certain of its subsidiaries (collectively, the "2011 Guarantors") entered into a General Continuing Guaranty in favor of Wells Fargo whereby the 2011 Guarantors agreed to guarantee the obligations of the 2011 Borrowers owing under the 2011 Credit Agreement.

As of December 31, 2011, the outstanding balance under the 2011 Credit Agreement was approximately $11.7 million, and the Company had unused credit capacity of approximately $12.3 million. Interest on outstanding borrowings under the 2011 Credit Agreement was based on the Wells Fargo prime rate, or LIBOR, depending on the pricing option selected and the Company's leverage ratio, resulting in an effective rate of 3.04% at December 31, 2011.

In conjunction with the 2011 Credit Agreement, the Company incurred approximately $1.0 million of additional deferred financing costs which were capitalized and are being amortized over the term of the facility. The net book value of deferred financing costs associated with the JPMC credit agreement was written off in the amount of $0.8 million in the third quarter of 2011.

On December 19, 2012, Supreme Industries, Inc. (the "2012 Borrower") entered into a revised Credit Agreement (the "2012 Credit Agreement") with Wells Fargo (the "Lender" and the "Administrative Agent").

In addition, on December 19, 2012, in connection with the 2012 Credit Agreement, Supreme Indiana and certain other subsidiaries of the 2012 Borrower (collectively, the "2012 Guarantors") entered into a Subsidiary Guaranty Agreement in favor of Lender whereby the 2012 Guarantors agreed to guarantee the obligations of the 2012 Borrower owing under the 2012 Credit Agreement (the "Subsidiary Guaranty Agreement").

Under the terms of the 2012 Credit Agreement, Lender agrees to provide to the 2012 Borrower a revolving line of credit of up to $45.0 million. The term of this revolving line of credit is for a period ending on December 19, 2017. The revolving line of credit bears interest at (i) LIBOR plus a margin which varies from 1.50% to 2.50% based upon a leverage ratio of total indebtedness to trailing four quarter EBITDA or (ii) the higher of (a) the prime rate and (b) the federal funds rate plus 0.50% plus a margin which varies from 0.50% to 1.50% based upon the debt to EBITDA leverage ratio.

Pursuant to the terms of the 2012 Credit Agreement, the 2012 Borrower, Administrative Agent, and one or more Lenders (if there are additional lenders other than the initial Lender) intend to establish a secured term loan facility which (i) must be secured by real property and improvements reasonably satisfactory to Administrative Agent, and (ii) must provide, pursuant to documentation in form and substance reasonably satisfactory to Administrative Agent, for one or more term loan commitments to make one or more term loans in an aggregate original principal amount of at least $10.0 million. If the parties to the 2012 Credit Agreement do not establish the secured term loan facility before March 29, 2013, then the revolving credit commitment shall be permanently reduced by $10.0 million effective as of March 29, 2013. The Company expects to establish the secured term loan facility by March 29, 2013.

A portion of the amounts received in conjunction with the 2012 Credit Agreement were used to repay in full all of the obligations of the 2011 Borrower and certain of the 2011 Guarantors owing to Wells Fargo under the 2011 Credit Agreement.

6. LONG-TERM DEBT, Continued

A portion of the amounts received in conjunction with the 2012 Credit Agreement were used to terminate a lease by exercising an option on December 19, 2012 to purchase certain real estate and improvements located in the State of California which a subsidiary of Borrower had previously leased under a Lease Agreement, dated May 12, 2011, from BFG2011 Limited Liability Company, a New Jersey limited liability company ("BFG"). The option purchase price was $4.1 million. Supreme Indiana held a 35.48% interest in BFG. Messrs. William J. Barrett, Edward T. Flynn, and Herbert M. Gardner, all of whom are directors of the Company, held a combined ownership interest in BFG in the amount of 64.52% (see "Other Long-Term Debt").

A portion of the amounts received in conjunction with the 2012 Credit Agreement were used to terminate a lease by exercising options on December 19, 2012 to purchase certain real estate and improvements located in the States of Indiana and Georgia which a subsidiary of the Company had previously leased under two separate Lease Agreements, both dated July 25, 1988, from G-2 Ltd., a Texas limited partnership ("G-2"). The option purchase prices were $3.6 million and $1.8 million for the Indiana and Georgia properties, respectively. Supreme Indiana was the general partner of G-2 holding a one percent interest. Messrs. Barrett, Robert J. Campbell, and Gardner, all of whom are directors of the Company, each held ownership interests in G-2 in the amount of 12.375%, respectively.

The Company's cash management system and revolving line of credit are designed to maintain zero cash balances and, accordingly, checks outstanding in excess of bank balances are classified as additional borrowings under the revolving line of credit. Checks outstanding in excess of bank balances were $0.4 million and $0.2 million at December 29, 2012 and December 31, 2011. The revolving line of credit also requires a quarterly commitment fee ranging from 0.20% to 0.50% per annum depending on the Company's financial ratios and based upon the average daily unused portion.

Outstanding letters of credit related to the Company's workers' compensation insurance policies, aggregated $3.1 million and $3.5 million at December 29, 2012 and December 31, 2011. Under separate agreements, the Company had irrevocable letters of credit aggregating $0.9 million at December 31, 2011 in favor of bond trustees as a credit enhancement for bondholders of two industrial development revenue bonds.

Maturities of long-term debt for each of the next five years are as follows: 2013-$16,934; and 2017-$14,089,063.

Other Long-Term Debt

On March 24, 2011, Supreme Indiana entered into an Option Agreement (the "Option Agreement") pursuant to which Supreme Indiana granted Barrett Gardner Associates, Inc. ("Barrett Gardner"), an entity which is owned by Messrs. William J. Barrett and Herbert M. Gardner, each a director of the Company, the right to purchase the Company's California manufacturing facility (the "California Real Estate"). This transaction was required by the Company's former bank as a condition of the former credit agreement. On May 12, 2011, Barrett Gardner assigned the Option Agreement to BFG2011 Limited Liability Company ("a related party") ("Purchaser"). Then, Purchaser exercised its rights under the Option Agreement and purchased the California Real Estate following which it leased such California Real Estate back to Supreme Indiana. As part of the purchase price of the sale segment of the sale\leaseback transaction, Supreme Indiana received a 35.48% ownership interest (4,950 Common Units) in Purchaser, and Messrs. William J. Barrett, Herbert M. Gardner, and Edward L. Flynn (together) contributed $900,000 in cash for a (combined) 64.52% ownership interest in Purchaser (9,000 Preferred Units).

In accordance with the Option Agreement, Supreme Indiana and Purchaser entered into a Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate dated May 3, 2011 (as amended by that certain Amendment to Escrow Instructions dated as of the closing date, the "Purchase Agreement") in which Purchaser agreed to purchase the California Real Estate for $4,100,000 comprised of the following amounts: (a) a $100,000 deposit made pursuant to the Option Agreement, (b) $3,000,000 paid in cash at the closing, (c) a grant to Supreme Indiana of the 34% equity interest in Purchaser described above valued at $495,000 (included in other assets on the October 1, 2011 balance sheet), and (d) a credit in the amount of $505,000 based on the lack of brokerage commissions and the nature of the transaction. Supreme Indiana paid the closing costs associated with the transaction including the escrow fees, transfer taxes, title policies, and other transaction costs. Supreme Indiana has provided Purchaser with an agreement to indemnify Purchaser from losses, damages, and claims arising from the condition of the California Real Estate at closing and a breach by Supreme Indiana of its representations and warranties. Supreme Indiana's indemnity obligations survive the closing of the sale.

6. LONG-TERM DEBT, Concluded

Concurrently with the closing of the sale of the California Real Estate to Purchaser, Supreme Indiana leased from Purchaser the California Real Estate (the "Sale Leaseback Transaction") for a term of twenty years pursuant to that certain Air Commercial Real Estate Association Standard Industrial/Commercial Single-Tenant Lease dated as of the closing date (the "Lease"). The base rent for the first five years of the term was $24,000 per month. The Lease was a triple net lease, and Supreme Indiana was responsible for payment of all costs relating to the leased premises, including state income taxes on rental income received. Supreme Indiana had a purchase option and right of first refusal with respect to the California Real Estate through April 30, 2016. In addition, Supreme Indiana had a one-time right of first offer with respect to the California Real Estate that continued until the expiration of the term of the Lease. In connection with the Sale Leaseback Transaction, the Company received a fairness opinion issued by a third party valuation consultant stating that the proposed transactions were fair from a financial point of view to the Company (and its stockholders).

Due to the Company's continuing involvement in the California Real Estate, the Sale Leaseback Transaction was not recognized as a sale of the property. It was instead being accounted for as a financing transaction, and the Company had recorded the receipt of cash, the equity interest in the Purchaser, and the related obligation.

A portion of the amounts received in conjunction with the 2012 Credit Agreement has been used to terminate the lease by exercising an option to purchase. The option purchase price was $4.1 million.

The outstanding principal amount of the obligation as of December 31, 2011 was $3.5 million, at an interest rate of 5.5%. Of this amount, $0.1 million and $3.4 million were included in current maturities of long term debt and long term debt, respectively, in the accompanying balance sheet at December 31, 2011.

7. RETIREMENT PLAN.

The Company maintains a defined contribution plan which covers substantially all employees of the Company who have reached the age of twenty-one years and have completed thirty days of credited service. The plan provides that eligible employees can contribute from one to fifteen percent of their annual compensation. The Company formerly maintained a policy to match thirty percent of each employee's contributions up to seven percent of the employee's compensation. Effective September 1, 2008, however, the Company temporarily suspended this contribution match. Effective July 30, 2012, the Company reinstated its matching contribution at fifty percent of each employee's contributions up to four percent of the employee's compensation. The Board of Directors may reinstate, increase, or decrease the Company's contribution as business conditions permit. Expense for this plan was $184,275 for the year ended 2012. There was no expense related to the plan for the years ended 2011 and 2010.

8. STOCKHOLDERS' EQUITY.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock ($1 par value) of which none have been issued. The Board of Directors is vested with the authority to determine and state the designations and relative preferences, limitations, voting rights, if any, and other rights of the preferred shares.

Common Stock

No dividends were declared or paid during the years ended December 29, 2012 or December 31, 2011.

Convertible Class B Common Stock

Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Holders of Class A Common Stock are entitled to elect one-third of the Board of Directors rounded to the lowest whole number. Holders of Class B Common Stock elect the remainder of the directors.

8. STOCKHOLDERS' EQUITY, Continued

Stock Options

On October 29, 1998, the Company's Board of Directors approved, and the Company's stockholders subsequently ratified, the 1998 Stock Option Plan under which 886,469 shares of Class A Common Stock were reserved for grant. This plan expired on October 29, 2008. On January 31, 2001, the Company's Board of Directors approved, and the Company's stockholders subsequently ratified, the 2001 Stock Option Plan under which 891,990 shares of Class A Common Stock were reserved for grant. This plan expired on January 31, 2011. On January 23, 2004, the Company's Board of Directors approved, and the Company's stockholders subsequently ratified, the 2004 Stock Option Plan, as amended, under which 1,297,440 shares of Class A Common Stock were reserved for grant. Under the terms of the stock option plans, both incentive stock options and non-statutory stock options can be granted by a specially designated Stock Awards Committee. The Amended and Restated 2004 Stock Option Plan also allows for awards of common stock including restricted stock awards. Options granted under the stock option plans generally vest and become exercisable in annual installments of 33 1/3% beginning on the first anniversary date, and the options expire five or seven years after the date of grant. The Company generally issues new shares to satisfy stock option exercises.

2012 Long-Term Incentive Plan

On May 23, 2012, the Company held its annual meeting of stockholders at which the Company's stockholders approved the 2012 Long-Term Incentive Plan (the "Plan") which had previously been approved by the Board of Directors and recommended to the stockholders. The Plan is effective until May 23, 2022; provided, however, any awards issued prior to the Plan's termination will remain outstanding in accordance with their terms. The Plan authorizes the issuance of 1,000,000 shares of the Company's Class A Common Stock with certain officers being limited to receiving grants of 100,000 shares in any one year. Employees, contractors and non-employee directors of the Company and its subsidiaries are eligible to receive awards under the Plan. The following types of awards may be granted under the Plan; (1) stock options (incentive and non-qualified), (2) stock appreciation rights, (3) restricted stock and restricted stock units, (4) dividend equivalent rights, (5) performance awards based on achieving specified performance goals, and (6) other awards.

The following table summarizes stock option activity:

	Options	Weighted - Average Exercise Price
Outstanding, December 26, 2009	1,246,082	5.00
Granted	335,200	2.24
Exercised	(1,766)	1.42
Expired	(368,314)	6.33
Forfeited	(6,487)	6.15
Outstanding, December 25, 2010	1,204,715	3.83
Granted	-	-
Exercised	(32,726)	1.48
Expired	(7,385)	7.14
Forfeited	(7,983)	1.51
Outstanding, December 31, 2011	1,156,621	3.90
Granted	-	-
Exercised	(58,804)	1.71
Expired	(12,974)	6.15
Forfeited	(125,035)	4.34
Outstanding, December 29, 2012	959,808	3.93

The weighted-average grant-date fair values of options granted during the fiscal year ended 2010 was $1.16. The total intrinsic value of options exercised during the fiscal years ended 2012, 2011 and 2010 approximated $117,975, $47,152 and $3,323, respectively. Total unrecognized compensation expense related to all share-based awards outstanding at December 29, 2012, is approximately $95,516 and is to be recorded over a weighted-average contractual life of 0.74 years.

8. STOCKHOLDERS' EQUITY, Concluded

Information about stock options outstanding and exercisable at December 29, 2012 is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted - Average Remaining Contractual Life in Years	Weighted - Average Exercise Price	Number Exercisable	Weighted - Average Exercise Price
6.52 - 7.17	270,300	0.34	6.60	270,300	6.60
5.78 - 6.36	85,240	1.33	6.00	85,240	6.00
5.73	6,487	2.05	5.73	6,487	5.73
4.72 - 5.34	96,795	2.35	4.99	96,795	4.99
1.41 - 1.42	83,118	2.83	1.42	83,118	1.42
1.55 - 1.71	140,334	3.49	1.57	140,334	1.57
2.67	10,000	4.18	2.67	6,667	2.67
2.23 - 2.45	267,534	4.66	2.21	174,800	2.26
	959,808	2.56	3.93	863,741	4.13

At December 29, 2012 and December 31, 2011, the aggregate intrinsic value of options exercisable approximated $635,280 and $269,841, respectively. The intrinsic value of all options outstanding at December 29, 2012 and December 31, 2011 was approximately $739,586 and $369,906, respectively.

At December 29, 2012 and December 31, 2011, there were exercisable options outstanding to purchase 863,741 and 920,487 shares at weighted average exercise prices of $4.13 and $4.36.

As of December 29, 2012, 1,132,179 shares were reserved for the granting of future share-based awards compared to 23,238 shares at December 31, 2011.

9. INCOME TAXES.

Federal and State income tax expense (benefit) from continuing operations consist of the following:

	2012	2011	2010
Federal:			
Current	$ 665,615	$ (91,975)	$ -
Deferred	372,886	-	(586,045)
	1,038,501	(91,975)	(586,045)
State:			
Current	(150,354)	(309,025)	86,485
Deferred	(1,198,337)	-	999,185
	(1,348,691)	(309,025)	1,085,670
Total	$ (310,190)	$ (401,000)	$ 499,625

9. INCOME TAXES, Continued

Deferred tax assets and deferred tax liabilities were as follows:

	2012	2011
Deferred tax assets:		
Receivables	$ 38,500	$ 77,000
Inventories	1,544,285	762,541
Accrued liabilities	1,560,629	1,915,898
Federal and State net operating losses and credit carryforwards	1,269,848	4,233,269
Other	170,050	41,983
Total deferred tax assets	4,583,312	7,030,691
Deferred tax liabilities:		
Property, plant and equipment	(2,919,247)	(2,081,866)
Prepaids and other	(838,614)	(359,651)
Total deferred tax liabilities	(3,757,861)	(2,441,517)
Net deferred income tax assets	825,451	4,589,174
Valuation allowance	-	(4,589,174)
	$ 825,451	$ -

Due to economic conditions in prior years, the Company believed it was more likely than not that the benefit from net deferred tax assets, including federal and state net operating loss and credit carryforwards, would not be realized and, accordingly, a valuation allowance aggregating $4.9 million was established at December 25, 2010. Of this amount, $3.8 million was allocated to continuing operations and $1.1 million was allocated to discontinued operations. As of December 31, 2011 the valuation allowance was $4.6 million. During 2012, the Company determined that based on recent operating results, as well as an assessment of expected future operating results, the realization of its remaining deferred tax assets is more likely than not. As a result, the Company reversed the entire valuation allowance during 2012. The release of the valuation allowance was determined in accordance with the provisions of ASC 740, "Income Taxes," which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are realizable.

For the year ending December 29, 2012, the Company realized benefits of $2.5 million from the utilization of federal and state net operating losses generated in previous years. At December 29, 2012, the Company had state tax loss carryforwards of approximately $18 million available to offset future taxable income, expiring in various amounts through December 31, 2031.

A reconciliation of the provision for income taxes from continuing operations to the amount computed by applying the statutory federal income tax rate (35% in 2012 and 34% in 2011 and 2010) to income before income taxes is as follows:

	2012	2011	2010
Income taxes at the federal statutory rate	$ 4,032,979	$ 97,219	$ (2,758,079)
State income taxes, net of federal tax effect	337,042	60,704	(227,236)
Tax-exempt underwriting income of wholly-owned small captive insurance subsidiary	-	-	(404,600)
Domestic production deduction	(304,300)	-	-
Research and development tax credits	-	(147,617)	(280,153)
Alternative fuel tax credit	-	(87,166)	(25,000)
Stock-based compensation	30,577	(35,685)	150,668
Change in valuation allowance	(4,589,176)	(359,713)	3,833,625
Other, net	182,688	71,258	210,400
Total	$ (310,190)	$ (401,000)	$ 499,625

9. INCOME TAXES, Concluded

Uncertain Tax Positions

The Company recognizes income tax benefits only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities, which is presumed to occur. The amount of such tax benefit recorded is the largest amount that is more likely than not to be allowed. A reconciliation of the change in the unrecognized tax benefits for the three years ended December 29, 2012 is as follows:

Unrecognized tax benefits at December 26, 2009	$ 1,005,258
Gross increases - tax positions in prior periods	34,796
Unrecognized tax benefits at December 25, 2010	1,040,054
Gross increases - tax positions in prior periods	80,558
Lapse of statute of limitations	(401,000)
Unrecognized tax benefits at December 31, 2011	719,612
Gross increases - tax positions in prior periods	22,430
Lapse of statute of limitations	(222,430)
Unrecognized tax benefits at December 29, 2012	$ 519,612

The entire balance of approximately $519,612 at December 29, 2012 relates to unrecognized tax positions that, if recognized, would affect the annual effective tax rate. The Company is subject to U.S. federal income tax as well as various state taxes. The Company is no longer subject to examination by federal taxing authorities for the fiscal year ended 2007 and earlier. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease over the next twelve months. Interest and penalties related to income tax matters are recognized in income tax expense. Interest and penalties accrued for, and recognized during, the fiscal years ended 2012, 2011, and 2010 were immaterial.

10. COMMITMENTS AND CONTINGENCIES.

Lease Commitments and Related Party Transactions

The Company leases certain office and manufacturing facilities under operating lease agreements which expire at various dates from November 2013 through April 2016. Previously, certain lease agreements were with related parties for which related party rent expense was approximately $658,000 in 2012 and $683,000 for each of the fiscal years ending 2011 and 2010. The Company exercised its options to purchase these related party leased facilities during 2012, as described in Note 6.

Rent expense under all operating leases aggregated $733,340, $758,834, and $713,615 for the fiscal years ended 2012, 2011, and 2010, respectively.

At December 29, 2012, future minimum rental payments under noncancelable operating leases aggregated $102,250 and are payable as follows: 2013-$39,250; 2014-$27,000; 2015-$27,000; and 2016-$9,000.

10. COMMITMENTS AND CONTINGENCIES, Continued

Consigned Inventories

The Company obtains most vehicle chassis for its specialized vehicle products directly from the chassis manufacturers under converter pool agreements. Chassis are obtained from the manufacturers based on orders from customers, and to a lesser extent, for unallocated orders. Although each manufacturer's agreement has different terms and conditions, the agreements generally state that the manufacturer will provide a supply of chassis to be maintained from time to time at the Company's various facilities with the condition that the Company will store such chassis and will not move, sell, or otherwise dispose of such chassis except under the terms of the agreement. The manufacturer transfers the chassis to the Company on a "restricted basis," retaining the sole authority to authorize commencement of work on the chassis and to make certain other decisions with respect to the chassis including the terms and pricing of sales of the chassis to manufacturer's dealers. The manufacturer also does not transfer the certificate of origin to the Company nor permit the Company to sell or transfer the chassis to anyone other than the manufacturer (for ultimate resale to a dealer). Although the Company is party to related finance agreements with General Motors and Ally Bank, the Company has not historically settled, nor expects to in the future settle, any related obligations in cash. Instead, the obligation is settled by General Motors upon reassignment of the chassis to an accepted dealer and the dealer is invoiced for the chassis by General Motors. Accordingly, the Company accounts for the chassis as consigned inventory belonging to the manufacturer. Under these agreements, if the chassis is not delivered to a customer within a specified time frame the Company is required to pay a finance or storage charge on the chassis. At December 29, 2012 and December 31, 2011, chassis inventory, accounted for as consigned inventory to the Company by the manufacturers, aggregated approximately $26.0 million and $22.3 million, respectively. Typically, chassis are converted and delivered to customers within 90 days of the receipt of the chassis by the Company.

Repurchase Commitments

The Company was contingently liable at December 29, 2012, under a repurchase agreement with a certain financial institution providing inventory financing for retailers of its products. Under the arrangement, which is customary in the industry, the Company agrees to repurchase vehicles in the event of default by the retailer. The maximum repurchase liability is the total amount that would be paid upon the default of the Company's independent dealers. The maximum potential repurchase liability, without reduction for the resale value of the repurchased units, was approximately $1.9 million at December 29, 2012 and $4.8 million at December 31, 2011. The risk of loss under the agreement is spread over several retailers. The loss, if any, under the agreement is the difference between the repurchase cost and the resale value of the units. The Company believes that any potential loss under this agreement in effect at December 29, 2012 will not be material.

Self-Insurance

The Company is self-insured for a portion of general liability ($100,000 per occurrence in 2012 and 2011), certain employee health benefits ($200,000 annually per employee with no annual aggregate), and workers' compensation in certain states ($250,000 per occurrence with no annual aggregate). The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from incurred but not reported claims is based on an analysis of historical claims data.

Ownership Transaction Incentive Plan

On October 25, 2011, the Company approved an Ownership Transaction Incentive Plan (the "OTIP"). Pursuant to the terms of the OTIP, upon a Change of Control, as defined, certain employees of the Company are entitled to receive a percentage of the difference between the per share value of the total cash proceeds or the per share fair market value of any other consideration received by the Company or the Company's stockholders in connection with a Change of Control minus $2.50 (such amount being the "Value") as described below with such amount then being multiplied by the number of outstanding shares of common stock of the Company immediately prior to the Change of Control. The aggregate amount of payments to be made under the OTIP is equal to the number of outstanding shares of common stock immediately prior to the Change of Control multiplied by the sum of (i) 7% multiplied by the Value until the value reaches $5.00, plus (ii) 8% multiplied by the amount of any Value above $5.00 and up to $7.00, plus (iii) 9% multiplied by the amount of any Value above $7.00. For example, if a Change of Control occurs in which the Company's common stock is sold for $9.00 per share, then the aggregate amount of payments to be made is equal to the number of outstanding shares of common stock immediately prior to the

10. COMMITMENTS AND CONTINGENCIES, Concluded

Change of Control multiplied by $0.52 (which is the sum of (i) 7% multiplied by $2.50 (the Value up to $5.00); (ii) 8% multiplied by $2.00 (the Value between $5.00 and $7.00) and (iii) 9% multiplied by $2.00 (the Value over $7.00)). Certain employees are eligible to participate in the OTIP upon a Change of Control. If prior to a Change of Control, any of the current participants in the OTIP resign from the Company or are terminated for Cause, as defined, such participant shall immediately forfeit any rights to receive payment under the OTIP. If prior to a Change of Control, any of the current participants in the OTIP are terminated without Cause, such participant's right to receive a percentage of the aggregate amount described above upon a Change of Control shall generally be forfeited six months after the termination without Cause. The OTIP units are accounted for consistent with performance vesting securities and as such no compensation is reflected until the contingent change in control becomes inevitable and an estimate of value can be made.

Other

The Company is subject to various investigations, claims, and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and reasonably estimable. Management believes that any liability that may ultimately result from the resolution of these matters in excess of accruals and/or amounts provided by insurance coverage will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

In October of 2011, the Company was named a defendant in a personal injury suit (Paul Gendrolis and Katherine Gendrolis v. Saxon Fleet Sales, Kolstad Company, and Supreme Industries, Inc.) which was filed in the United States District Court, District of Massachusetts. The complaint seeks $10 million in damages based on allegations that a truck body manufactured by the Company contained an improperly installed plate or lip, which caused Paul Gendrolis to trip and become injured. Claims alleged against the Company include negligence, breach of warranty, breach of consumer protection laws, and loss of consortium. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable. The Company is vigorously defending this matter. The Company has insurance coverage for personal injury claims with the Company's self-insurance deductible being $250,000.

In February of 2012, the Company was named a defendant in a claim that a fleet of buses manufactured by the Company was defective (King County v. Supreme Corporation) which was filed in Superior Court in King County, Washington. The complaint seeks a sum of approximately $7 million which the plaintiff alleges was paid for the fleet, costs of investigation and repairs, and incidental and consequential damages. These allegations against the Company include breach of contract, breach of implied warranties of fitness and merchantability, and a request for declaratory judgment on the issue of revocation of acceptance of the fleet. Due to the inherent risk of litigation, the outcome of this case is uncertain and unpredictable. The Company is vigorously defending this matter.

SUPREME INDUSTRIES, INC. AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Column A Description	Column B Balance Beginning of Period	Column C Additions (Reductions) Charged to Costs and Expenses	Column D Deductions(1)	Column E Balance End of Period
Year ended December 29, 2012:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful receivables	$ 200,000	$ (100,000)	$ -	$ 100,000
Year ended December 31, 2011:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful receivables	$ 100,000	$ 152,000	$ 52,000	$ 200,000
Year ended December 25, 2010:				
Reserves and allowances deducted from asset accounts:				
Allowance for doubtful receivables	$ 70,000	$ 52,000	$ 22,000	$ 100,000

(1) Uncollectible accounts written off, net of recoveries.

SUPREME INDUSTRIES, INC. AND SUBSIDIARIES
UNAUDITED SUPPLEMENTARY DATA

	First	Second	Third	Fourth
2012 Quarter				
Net sales	$ 72,166,821	$ 84,574,041	$ 71,671,126	$ 57,728,124
Gross profit	10,815,717	13,514,185	11,573,845	7,592,277
Net income	2,481,526	5,397,391	3,570,491	383,577
Income per share:				
Basic	0.16	0.36	0.23	0.03
Diluted	0.16	0.35	0.23	0.02

	First	Second	Third	Fourth
2011 Quarter				
Net sales, continuing operations	$ 67,384,139	$ 94,719,547	$ 72,799,593	$ 65,457,410
Gross profit, continuing operations	6,406,953	8,064,341	9,281,868	8,741,854
Net income (loss), continuing operations	(1,123,560)	(772,641)	1,518,712	2,045,080
Net loss, discontinued operations	(357,139)	(334,706)	(25,984)	(159,091)
Net income (loss), consolidated	(1,480,699)	(1,107,347)	1,492,728	1,885,989
Income (loss) per share, consolidated:				
Basic	(0.10)	(0.07)	0.10	0.13
Diluted	(0.10)	(0.07)	0.10	0.13

The consolidated operating results above reflect the net of both continuing and discontinued operations. Additionally, the above results reflect certain immaterial revisions as discussed in Note 1 of the Notes to Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Management's Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

As of December 29, 2012, the Company conducted an evaluation, under the supervision and participation of management including the Interim Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 29, 2012.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Securities Exchange Act of 1934. Internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financing reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 29, 2012.

Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f)) occurred during the fiscal quarter ended December 29, 2012 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2013 annual stockholders' meeting.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2013 annual stockholders' meeting.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2013 annual stockholders' meeting.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2013 annual stockholders' meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 of Form 10-K is hereby incorporated by reference from the Company's definitive proxy statement which will be filed with the Securities and Exchange Commission in connection with the Company's 2013 annual stockholders' meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a. The following financial statements and financial statement schedule are included in Item 8 herein:

1. Financial Statements

   Report of Crowe Horwath LLP, Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011

   Consolidated Statements of Comprehensive Income for the years ended December 29, 2012, December 31, 2011 and December 25, 2010

   Consolidated Statements of Stockholders' Equity for the years ended December 29, 2012, December 31, 2011 and December 25, 2010

   Consolidated Statements of Cash Flows for the years ended December 29, 2012, December 31, 2011 and December 25, 2010

   Notes to Consolidated Financial Statements

2. Financial Statement Schedule

   Schedule II - Valuation and Qualifying Accounts

3. Exhibits

   See Index to Exhibits

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPREME INDUSTRIES, INC.

Date: March 22, 2013

By: /s/Matthew W. Long
Matthew W. Long,
Interim Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Herbert M. Gardner Herbert M. Gardner	Chairman of the Board	March 22, 2013
/s/ William J. Barrett William J. Barrett	Executive Vice President, Secretary, Assistant Treasurer and Director	March 22, 2013
/s/ Matthew W. Long Matthew W. Long	Interim Chief Executive Officer, Chief Financial Officer, Treasurer, Assistant Secretary (Principal Executive, Financial and Accounting Officer)	March 22, 2013
/s/ Robert J. Campbell Robert J. Campbell	Director	March 22, 2013
/s/ Edward L. Flynn Edward L. Flynn	Director	March 22, 2013
/s/ Arthur J. Gajarsa Arthur J. Gajarsa	Director	March 22, 2013
/s/ Thomas B. Hogan, Jr. Thomas B. Hogan, Jr.	Director	March 22, 2013
/s/Mark C. Neilson Mark C. Neilson	Director	March 22, 2013
/s/Wayne A. Whitener Wayne A. Whitener	Director	March 22, 2013

INDEX TO EXHIBITS

Exhibit	Description
3.1	Certificate of Incorporation of the Company, filed as Exhibit 3(a) to the Company's Registration Statement on Form 8-A, filed with the Commission on September 18, 1989, and incorporated herein by reference.
3.2	Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on June 10, 1993 filed as Exhibit 3.2 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference.
3.3	Certificate of Amendment of Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on May 29, 1996 filed as Exhibit 3.3 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996, and incorporated herein by reference.
3.4	Second Amended and Restated Bylaws, filed as Exhibit 3.1 to the Company's current report on Form 8-K, filed on February 22, 2011, and incorporated herein by reference.
+ 10.1	1998 Stock Option Plan, filed as Exhibit 10.3 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1998, and incorporated herein by reference.
+ 10.2	Amendment No. 1 to the Company's 1998 Stock Option Plan, filed as Exhibit 10.4 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1999, and incorporated herein by reference.
+ 10.3	Amendment No. 2 to the Company's 1998 Stock Option Plan, filed as Exhibit 10.5 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
+ 10.4	2001 Stock Option Plan, filed as Exhibit 10.6 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.
+ 10.5	Amendment No. 1 to the Company's 2001 Stock Option Plan, filed as Exhibit 10.7 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.
+ 10.6	2004 Stock Option Plan, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 effective on August 26, 2004, and incorporated herein by reference.
+ 10.7	Amended and Restated 2004 Stock Option Plan filed as Exhibit A to the Company's Revised Definitive Proxy Statement filed on April 5, 2006, and incorporated herein by reference.
+ 10.8	Amendment Number One to the Company's Amended and Restated 2004 Stock Option Plan dated October 25, 2006, included in the Company's Definitive Proxy Statement filed on April 2, 2007, and incorporated herein by reference.
+ 10.9	Amendment No. Two to the Company's Amended and Restated 2004 Stock Option Plan dated March 28, 2007, included in the Company's Definitive Proxy Statement filed on April 2, 2007, and incorporated herein by reference.
+ 10.10	Amendment No. Three to the Company's Amended and Restated 2004 Stock Option Plan dated March 25, 2008, included in the Company's Definitive Proxy Statement filed on April 3, 2008, and incorporated herein by reference.
+ 10.11	Amendment No. Four to the Company's Amended and Restated 2004 Stock Option Plan dated August 25, 2009, filed as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the quarterly period ended September 26, 2009, and incorporated herein by reference.
+ 10.12	Form of Supreme Industries, Inc. Director and Officer Indemnification Agreement, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 6, 2008, and incorporated herein by reference.
+ 10.13	Indemnification Agreement by and among Supreme Industries, Inc. and Kim Korth dated February 16, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 22, 2011, and incorporated herein by reference.

Exhibit	Description
+ 10.14	Indemnification Agreement by and among Supreme Industries, Inc. and Kim Korth dated September 23, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 29, 2011, and incorporated herein by reference.
+ 10.15	Indemnification Agreement by and among Supreme Industries, Inc. and Matthew W. Long dated December 29, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 5, 2012, and incorporated herein by reference.
10.16	Special Vehicle Manufacturer Converters Agreement with General Motors Corporation, effective February 29, 2008, between General Motors Corporation and Supreme Corporation, filed as Exhibit 10.11 to the Company's annual report on Form 10-K for the fiscal year ended December 27, 2008, and incorporated herein by reference.
10.17	Ford Authorized Converter Pool Agreement, effective May 1, 2008, among Ford Motor Company, Supreme Corporation and certain subsidiaries, filed as Exhibit 10.12 to the Company's annual report on Form 10-K for the fiscal year ended December 27, 2008, and incorporated herein by reference.
+ 10.18	Credit Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and certain of its subsidiaries identified on the signature pages thereof, and Wells Fargo Capital Finance, LLC, with an effective date of September 14, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 20, 2011, and incorporated herein by reference.
+ 10.19	Security Agreement by and among Supreme Industries, Inc., the other loan parties thereto, and Wells Fargo Capital Finance, LLC, with an effective date of September 14, 2011, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 20, 2011, and incorporated herein by reference.
+ 10.20	General Continuing Guaranty by and among Supreme Industries, Inc. and certain of its subsidiaries identified on the signature pages thereof, in favor of Wells Fargo Capital Finance, LLC, with an effective date of September 14, 2011, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 20, 2011, and incorporated herein by reference.
+ 10.21	First Amendment to Credit Agreement, dated as of June 29, 2012, between Wells Fargo Capital Finance, LLC and certain Lenders, Supreme Industries, Inc., Supreme Indiana Operations, Inc. and certain of its subsidiaries, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 5, 2012, and incorporated herein by reference.
*+ 10.22	Credit Agreement by and among Supreme Industries, Inc. and Wells Fargo Bank, National Association, dated as of December 19, 2012.
*+ 10.23	Subsidiary Guaranty Agreement dated as of December 19, 2012 by and among certain Subsidiaries of Supreme Industries, Inc., as Guarantors, in favor of Wells Fargo Bank, National Association, as Administrative Agent.
+ 10.24	Amended and Restated Employment Contract by and among Supreme Industries, Inc. and Herbert M. Gardner dated to be effective January 1, 2005, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 10, 2006, and incorporated herein by reference.
+ 10.25	Amended and Restated Employment Contract by and among Supreme Industries, Inc. and William J. Barrett dated to be effective January 1, 2005, filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 10, 2006, and incorporated herein by reference.
+ 10.26	Employment Contract between Supreme Indiana Operations, Inc. and Robert W. Wilson dated to be effective May 1, 2011, filed as Exhibit 10.5 to the Company's Quarterly Report, Amendment No. 1 on Form 10-Q/A filed on March 26, 2012, and incorporated herein by reference.
+ 10.27	Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc., and Kim Korth dated to be effective February 1, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, and incorporated herein by reference.

Exhibit	Description
+ 10.28	Addendum Number One to Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, dated to be effective August 1, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 4, 2011, and incorporated herein by reference.
+ 10.29	Addendum Number Two to Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, dated to be effective September 1, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 7, 2011, and incorporated herein by reference.
+ 10.30	Employment Agreement by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, dated to be effective September 23, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2011, and incorporated herein by reference.
+ 10.31	Separation Agreement and Release, dated as of May 3, 2012, by and among Supreme Industries, Inc., Supreme Indiana Operations, Inc. and Kim Korth, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2012, and incorporated herein by reference.
+ 10.31	Employment Agreement by and between Supreme Industries, Inc. and Matthew W. Long, dated December 29, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2012, and incorporated herein by reference.
*+ 10.32	First Amendment to December 29, 2011 Letter Agreement by and between Supreme Industries, Inc. and Matthew W. Long, dated December 21, 2012.
+ 10.33	Ownership Transaction Incentive Plan, filed as Exhibit 10.36 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and incorporated herein by referenced.
+ 10.34	2012 Long-Term Incentive Plan, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 29, 2012, and incorporated herein by reference.
+ 10.35	Amendment Number One to Employment Contract between Supreme Industries, Inc. and William J. Barrett, effective June 29, 2012, filed as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended June 30, 2012, and incorporated herein by reference.
+ 10.36	Amendment Number One to Employment Contract between Supreme Industries, Inc. and Herbert M. Gardner, effective June 29, 2012, filed as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended June 30, 2012, and incorporated herein by reference.
+ 10.37	2012 Supreme Cash and Equity Bonus Plan, filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 29, 2012, and incorporated herein by reference.
*+ 10.38	Standard Offer, Agreement and Escrow Instructions for Purchase of Real Estate by and between Supreme Indiana Operations, Inc., Buyer, and BFG2011 Limited Liability Company, Seller dated December 13, 2012.
*+ 10.39	Exercise of Option to purchase property owned by G-2, Ltd., located in Indiana dated December 14, 2012.
*+ 10.40	Exercise of Option to purchase property owned by G-2, Ltd., located in Georgia dated December 14, 2012.
* 21.1	Subsidiaries of the Registrant.
* 23.1	Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm.
* 31.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
* 101	The following financial statements from the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2012, filed on March 22, 2013, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

Exhibit 21.1

Subsidiaries of the Registrant (a)

Supreme Corporation, a Texas corporation

Supreme Indiana Operations, Inc., a Delaware corporation

Supreme Corporation of Georgia, a Texas corporation

Supreme Corporation of Texas, a Texas corporation

Supreme Armored, Inc., a Texas corporation

Supreme Truck Bodies of California, Inc., a California corporation

Supreme Mid-Atlantic Corporation, a Texas corporation

SC Tower Structural Laminating, Inc., a Texas corporation

Supreme Insurance Company, Inc., a Nevada corporation

Supreme STB, LLC, a California limited liability company

Supreme Northwest, L.L.C., a Texas limited liability company

Supreme/Murphy Truck Bodies, Inc., a North Carolina corporation

Supreme Midwest Properties, Inc., a Delaware corporation

Supreme Southeast Properties, Inc., a Texas corporation

Supreme Southwest Properties, Inc., a Texas corporation

Supreme West Properties, Inc., a Texas corporation

(a) All subsidiaries are 100% owned by the Registrant.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-185589, 333-157017, 333-143369, 333-118584, 333-104386 and 333-89867 on Form S-8 and 033-64047 on Form S-3 of Supreme Industries, Inc. and subsidiaries of our report dated March 22, 2013, relating to the consolidated financial statements and financial statement schedule appearing in this Annual Report on Form 10-K.

/s/ Crowe Horwath LLP

South Bend, Indiana
March 22, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

I, Matthew W. Long, certify that:

1. I have reviewed this Annual Report on Form 10-K of Supreme Industries, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2013

/s/ Matthew W. Long
Interim Chief Executive Officer and Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer of Supreme Industries, Inc. Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

This certification is furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350) and accompanies the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 29, 2012 of Supreme Industries, Inc. (the "Company"). I, Matthew W. Long, the Interim Chief Executive Officer and Chief Financial Officer of the Company, certify that, based on my knowledge:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in this report.

Dated: March 22, 2013

/s/ Matthew W. Long
Interim Chief Executive Officer and Chief Financial Officer

F-312069_7



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The American Classic **Trolley** is a modern version of people moving vehicles of the 1800's. Over one hundred years later, the nostalgia of riding in a trolley has changed the way people view public transportation.

The **Avenger** armored tactical transport provides all the features needed for SWAT teams to answer hot counter fire situations with multiple gun ports and rotating gun turret.


POLICE
SWAT
S.W.A.T.
POLICE



With increased needs for internationally accepted discreet armored vehicles, **Chevrolet Tahoe Upfits** are becoming more popular from a global perspective. Various levels of protection are available while maintaining a discreet appearance.These vehicles have proven to be very dependable in demanding terrains and environments.



When rapid deployment of SWAT personnel is required, the Supreme **Rapid Deployment Van (RDV)** brings it on. Designed to accommodate 10 SWAT team members in the rear cargo area and two in the truck cab.



Supreme's Armored **Cash in Transit** Route Truck is the workhorse of the industry with armor levels up to NIJ Level III.

Tower Structural Laminating is a unique state of the art manufacturing process capable of producing Fiberglass Reinforced Plywood (FRP) to customer specifications. Our one of a kind vertical laminating facility is capable of delivering the quality FRP sidewall panels to our customer's exacting specifications.

Supreme INDUSTRIES, INC.

SUPREMEind.com



Specialize in laminated panels manufactured from plywood and additional material substrates

Produced in varying lengths and thicknesses



CNC custom routing and precut services available

Panels available in white and limited custom colors for brand specific use



Quality components provided to meet exact specifications

Supreme INDUSTRIES, INC.

SUPREMEind.com

Directors

Herbert M. Gardner
Chairman of the Board

William J. Barrett
President
W.J. Barrett Associates, Inc.

Robert J. Campbell[1,2]
Retired Vice Chairman of the Board
TGC Industries, Inc.

Edward L. Flynn[1,2]
Owner of
Flynn Meyer Company

Arthur J. Gajarsa[2]
Retired Judge for U.S. Court of Appeals for The Federal Court Circuit

Thomas B. Hogan, Jr.[1]
Retired COO, Northeast practice of
Deloitte and Touche

Mark C. Neilson[1,2]
President
Accretive CFO Services of San Diego LLC

Wayne A. Whitener
President and Chief Executive Officer
TGC Industries, Inc.

(1) Member of Audit Committee
(2) Member of Compensation Committee

Officers

Herbert M. Gardner
Chairman of the Board

William J. Barrett
Executive Vice President
(Long Range and Strategic Planning),
Secretary and Assistant Treasurer

Matthew W. Long
Interim Chief Executive Officer,
Chief Financial Officer, Treasurer and
Assistant Secretary

Corporate Information

Registrar and Transfer Agent
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038

Auditors
Crowe Horwath LLP
South Bend, Indiana

Legal Counsel
Haynes and Boone, LLP
Fort Worth, Texas

Stock Exchange Listing
NYSE MKT
Symbol – STS
(Class A Common Stock)

Corporate Offices
P.O. Box 463
2581 E. Kercher Rd.
Goshen, IN 46528
(574) 642-3070

Supreme
INDUSTRIES, INC.

SUPREMEind.com

Manufacturing Facilities

- Moreno Valley, California
- Griffin, Georgia
- Goshen, Indiana
- Jonestown, Pennsylvania
- Cleburne, Texas

Sales and Service Facilities

- Harrisville, Rhode Island
- Colorado Springs, Colorado

Supreme
INDUSTRIES, INC.

SUPREMEind.com

Delivers

Supreme
INDUSTRIES, INC.

SUPREMEind.com

Supreme Industries 2581 E Kercher Road, Goshen, IN 46528 P 574.642.3070 F 574.642.3917